Group Treasury
Lindisfarne Building
Northern Rock House
Newcastle upon Tyne
NE3 4PL
T 0845 600 8401
F 0191 279 4694 / 4929 / 6517 / 2779
DX 60350 Gosforth 2

RECEIVED

2007 OCT 16 A 11:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ACS/PNH 11 OCT 07

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

07027149

PROCESSED
OCT 17 2007
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

RE: Northern Rock plc / SEC File No. 82-35026
Rule 12g3-2(b) Submission July to September 2007

This letter supplements our prior correspondence with respect to Northern Rock plc, a public limited company incorporated and registered in England and Wales under the Companies Act 1985 (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the following documents:

- Director/PDMR Shareholding Announcement dated 28 August, 2007;
- Director/PDMR Shareholding Announcement dated 1 August, 2007;
- Director/PDMR Shareholding Announcement dated 31 July, 2007;
- Director/PDMR Shareholding Announcement dated 31 July, 2007;
- Director/PDMR Shareholding Announcement dated 30 July, 2007;
- Director/PDMR Shareholding Announcement dated 27 July, 2007;
- Director/PDMR Shareholding Announcement dated 26 July, 2007;
- Director/PDMR Shareholding Announcement dated 26 July, 2007;
- Holding(s) in Company Announcement dated 27 September, 2007;
- Holding(s) in Company Announcement dated 25 September, 2007;
- Holding(s) in Company Announcement dated 20 September, 2007;
- Holding(s) in Company Announcement dated 20 September, 2007;
- Holding(s) in Company Announcement dated 20 September, 2007;
- Holding(s) in Company Announcement dated 20 September, 2007;
- Holding(s) in Company Announcement dated 20 September, 2007;
- Holding(s) in Company Announcement dated 19 September, 2007;
- Holding(s) in Company Announcement dated 19 September, 2007;
- Holding(s) in Company Announcement dated 19 September, 2007;
- Holding(s) in Company Announcement dated 18 September, 2007;
- Interim Results dated 25 July, 2007;
- Northern Rock Statement dated 17 September, 2007;
- Northern Rock Trading Update dated 14 September, 2007;
- Northern Rock Asset Disposals and Investments Statement dated 20 August, 2007;

- Northern Rock Update dated 25 September, 2007;
- Rule 2.10 Announcement dated 26 September, 2007;
- Rule 2.10 Announcement dated 26 September, 2007;
- Director Declaration dated 3 September, 2007;
- Publication of Prospectus dated 2 August, 2007;
- Tender Offer dated 26 July, 2007; and
- Tender Offer dated 9 July, 2007.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Kind regards

Yours sincerely

A C SWALWELL
Operational Director – Debt Capital Markets

Enc.

RECEIVED
2007 OCT 16 A 11:59

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS

AND

DOCUMENTATION FILED WITH COMPANIES HOUSE

2007 (JULY TO SEPTEMBER)

82-35026

NORTHERN ROCK PLC

REGULATORY ANNOUNCEMENTS

2007

(JULY TO SEPTEMBER)

RECEIVED
2007 OCT 16 A 11:29

NORTHERN ROCK PLC

RECEIVED

REGULATORY ANNOUNCEMENTS
2007
(JULY TO SEPTEMBER)

Regulatory Announcement		Date Distributed/ Filed/Made Public	Required Distribution Date	Source of Requirement
1.	Director/PDMR Shareholding	28 August 2007 1 August 2007 31 July 2007 31 July 2007 30 July 2007 27 July 2007 26 July 2007 26 July 2007	ASAP but no later than the close of the business day following receipt of information by Northern Rock	DTR 3.1.4
2.	Holding(s) in Company	27 September 2007 25 September 2007 20 September 2007 20 September 2007 20 September 2007 20 September 2007 20 September 2007 19 September 2007 19 September 2007 19 September 2007 18 September 2007	ASAP but no later than the close of the business day following receipt of information by Northern Rock	LR 9.6.7 and DTR 5.1
3.	Notice of AGM, Separate General Meeting of the Holders of Ordinary Shares and Ancillary Documents		ASAP once issued	LR 9.6.3
4.	Annual Report & Accounts		ASAP and within 4 months of end of financial period to which they relate	DTR 4.1
5.	Preliminary Results		ASAP after approval by the Board of Directors and within 120 days of end of period to which it relates	LR 9.7 A.1
6.	Interim Results	25 July 2007	ASAP after approval by the Board of Directors and within 90 days of the end of the period to which it relates	LR 9.9.4
7.	Notice of and Trading Statements Northern Rock Statement Trading Update Assets Disposals and Investments	 17 September 2007 14 September 2007 20 August 2007	 ASAP ASAP Not Applicable	 DTR 2.2 DTR 2.2 Not Applicable
8.	Results of AGM Resolutions Voting		ASAP after AGM	LR 9.6.18

9.	**Miscellaneous**			
	Northern Rock Update	25 September 2007	ASAP	City Code on Takeovers and Mergers – Rule 2.4
	Rule 2.10 Announcement	26 September 2007 26 September 2007	ASAP and in any case by 9.00am on the next business day after 2.4 issued	City Code on Takeovers and Mergers – Rule 2.10
	Directors Declaration	3 September 2007	ASAP	LR 9.6.14(2)
10.	Issue of Debt		ASAP	LR 9.6.4
11.	Notice of Early Redemption		ASAP but no later than 7.30am on the business day following receipt of information by Northern Rock	LR 12.5.2
12.	Annual Information Update		20 working days after the publication of the annual financial statements	PR 5.2
13.	Notification of Stabilisation		Before the opening of the offer period of the relevant securities	Commission Regulation (EC) No. 2273/2003 and MAR 2.3.5
14.	Publication of Final Terms		As soon as practical	PR 2.2.9
15.	Publication of Prospectus/Offering Circular US$25 billion Euro Medium Term Note Programme Prospectus and Euro30 billion Covered Bond Programme Prospectus	 2 August 2007	As soon as practical	PR 3.2.2 PR 3.4
16.	Publication of US Prospectus/Offering Circular		N/A	N/A
17.	Voting Rights and Share Capital			Transparency Directive 5.6.1
18.	Tender Offer	26 July 2007 9 July 2007	N/A	N/A

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"MAR" means the market conduct rules made by the FSA as competent authority under Part VIII of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

Regulatory Announcement

Go to market news section

RECEIVED

2007 OCT 16 A 11:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	15:30 28-Aug-07
Number	8830C

RNS Number:8830C
Northern Rock PLC
28 August 2007

NORTHERN ROCK PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Northern Rock plc has made a sixth grant of options under the Northern Rock Sharesave Scheme (the "Scheme"), a savings related share options scheme available to all qualifying employees.

Options under the Scheme have been granted, in respect of the Company's Ordinary 25 pence shares ("Shares"), to the following Director/PDMRs on 24 August 2007 and are exercisable during the following periods:

Director/PDMR	No. of Shares	Exercise period
D A Jones	2287	1 October 2012 to 1 April 2013
C B Brayson	527	1 October 2010 to 1 April 2011
C J Flinn	1319	1 October 2010 to 1 April 2011
B Giles	1372	1 October 2012 to 1 April 2013
J M Pattinson	1319	1 October 2010 to 1 April 2011
M G Robson	1319	1 October 2010 to 1 April 2011
L J Sewell	1143	1 October 2012 to 1 April 2013
M Smith	1319	1 October 2010 to 1 April 2011
C Taylor	2287	1 October 2012 to 1 April 2013
I Wallace	1319	1 October 2010 to 1 April 2011
P J Wallace	914	1 October 2012 to 1 April 2013

The exercise price per Share is 716 pence.

Prior to entry into the above grant the following Directors/PDMRs withdrew from the 2006 grant of the Scheme as follows:

Director/PDMR	Total number of options lapsed
D A Jones	1652
C B Brayson	383
C J Flinn	959
B Giles	383
J M Pattinson	959
M G Robson	959
L J Sewell	826
M Smith	1652
C Taylor	1652

I Wallace 959

The notification of these transactions is in satisfaction of the Company's obligations under DTR 3.1.4.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	15:32 01-Aug-07
Number	3548B

RNS Number:3548B
Northern Rock PLC
01 August 2007

NORTHERN ROCK PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

Northern Rock plc ("the Company") was advised on 1 August 2007 that the Person Discharging Managerial Responsibility (PDMR) listed below, traded in the Company's ordinary 25p shares (Shares) on 1 August 2007.

PDMR	Name of Connected Person in whose name Shares were held (where appropriate)	No. of Shares	Nature of Transaction
B Giles	N/A	300	Bought at a price of £7.9625 per share

The notification of this transaction is in satisfaction of the Company's obligations under the FSA Disclosure Rules DR 3.1.2 to DR 3.1.4.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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RECEIVED

2007 OCT 16 A 11:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	12:07 31-Jul-07
Number	1971B

RNS Number:1971B
Northern Rock PLC
31 July 2007

The following announcement replaces the Director/PDMRs Shareholding announcement released on 31 July 2007 under RNS No. 1798B. The purchase price of the 5,000 Shares was 784.25p and not £784.25 as specified under item 12. The full amended text appears below.

NORTHERN ROCK PLC

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of Company:

   NORTHERN ROCK PLC

2. Name of Director:

   DAVID ANDREW JONES

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

   DIRECTOR NAMED ABOVE

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

   DAVID ANDREW JONES

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:

   5,000

8. Percentage of issued class:

   0.001%

9. Number of shares/amount of stock disposed:

N/A

10. Percentage of issued class:

N/A

11. Class of security:

ORDINARY 25p

12. Price per share:

784.25p

13. Date of transaction:

30 JULY 2007

14. Date company informed:

30 JULY 2007

15. Total holding following this notification:

94,393

16. Total percentage holding of issued class following this notification:

0.022%

If a director has been granted options by the company, please complete the following fields:

17. Date of grant:

N/A

18. Period during which or date on which exercisable:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved: class, number:

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22. Total number of shares or debentures over which options held following this notification:

N/A

23. Contact name for queries:

JULIE SHIPLEY

24. Contact telephone number:

0191 279 4478

25. Name of company official responsible for making notification:

JULIE SHIPLEY

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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RECEIVED
2007 OCT 16 A 11:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	12:02 31-Jul-07
Number	1965B

RNS Number:1965B
Northern Rock PLC
31 July 2007

The following announcement replaces the Director/PDMRs Shareholding announcement released on 31 July 2007 under RNS No. 1763B. The purchase price of the 6,000 Shares was 784.25p and not £784.25 as specified under item 12. The full amended text appears below.

NORTHERN ROCK PLC

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of Company:

   NORTHERN ROCK PLC

2. Name of Director:

   DAVID FRANK BAKER

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

   DIRECTOR NAMED ABOVE

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

   CATHERINE BAKER - 3,000
   ANDREW JAMES BAKER - 3,000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

   DAUGHTER AND SON

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

   ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:

   6,000

8. Percentage of issued class:

0.001%

9. Number of shares/amount of stock disposed:

N/A

10. Percentage of issued class:

N/A

11. Class of security:

ORDINARY 25p

12. Price per share:

784.25p

13. Date of transaction:

30 JULY 2007

14. Date company informed:

30 JULY 2007

15. Total holding following this notification:

231,339

16. Total percentage holding of issued class following this notification:

0.055%

If a director has been granted options by the company, please complete the following fields:

17. Date of grant:

N/A

18. Period during which or date on which exercisable:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved: class, number:

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

22. Total number of shares or debentures over which options held following this notification:

N/A

23. Contact name for queries:

JULIE SHIPLEY

24. Contact telephone number:

0191 279 4478

25. Name of company official responsible for making notification:

JULIE SHIPLEY

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	11:16 30-Jul-07
Number	0895B

RNS Number:0895B
Northern Rock PLC
30 July 2007

NORTHERN ROCK PLC

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of Company:
   NORTHERN ROCK PLC

2. Name of Director:
   DEREK WANLESS

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
   DIRECTOR NAMED ABOVE

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
   STRAND NOMINEES

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:
   5,000

8. Percentage of issued class:
   0.001%

9. Number of shares/amount of stock disposed:
   N/A

10. Percentage of issued class:
    N/A

11. Class of security:
    ORDINARY 25p

12. Price per share:
    £7.88

13. Date of transaction:
    30 JULY 2007

14. Date company informed:
    30 JULY 2007

15. Total holding following this notification:
    25,500

16. Total percentage holding of issued class following this notification:
    0.006%

If a director has been granted options by the company, please complete the following fields:

17. Date of grant:
    N/A

18. Period during which or date on which exercisable:
    N/A

19. Total amount paid (if any) for grant of the option:
    N/A

20. Description of shares or debentures involved: class, number:
    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
    N/A

22. Total number of shares or debentures over which options held following this notification:
    N/A

23. Contact name for queries:
    JULIE SHIPLEY

24. Contact telephone number:
    0191 279 4478

25. Name of company official responsible for making notification:
    JULIE SHIPLEY

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	10:41 27-Jul-07
Number	9943A

RNS Number:9943A
Northern Rock PLC
27 July 2007

NORTHERN ROCK PLC

NOTIFICATION OF INTERESTS OF DIRECTORS/PDMRs AND CONNECTED PERSONS

1. Name of Company:
   NORTHERN ROCK PLC

2. Name of Director/PDMR:
   DR M W RIDLEY

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
   DIRECTOR NAMED ABOVE

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
   DICKINSON DEES NOMINEES LIMITED

5. Please state whether notification relates to a person(s)connected with the director named in 2 above and identify the connected person(s):
   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:
   2,500

8. Percentage of issued class:
   0.0006%

9. Number of shares/amount of stock disposed:
   N/A

10. Percentage of issued class:
    N/A

11. Class of security:
    ORDINARY 25p

12. Price per share:
    774.625p

13. Date of transaction:
26 July 2007

14. Date company informed:
26 July 2007

15. Total holding following this notification:
53,950 including 17,000 held directly by children and 20,150 held in trust on behalf of children.

16. Total percentage holding of issued class following this notification:
0.013%

If a director has been granted options by the company, please complete the following fields:

17. Date of grant:
N/A

18. Period during which or date on which exercisable:
N/A

19. Total amount paid (if any) for grant of the option:
N/A

20. Description of shares or debentures involved: class, number:
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22. Total number of shares or debentures over which options held following this notification:
N/A

23. Contact name for queries:
JULIE SHIPLEY

24. Contact telephone number:
0191 279 4478

25. Name of company official responsible for making notification:
JULIE SHIPLEY

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

82-35026

Regulatory Announcement

Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	15:22 26-Jul-07
Number	9442A

northern rock

RNS Number:9442A
Northern Rock PLC
26 July 2007

NORTHERN ROCK PLC

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of Company:
NORTHERN ROCK PLC

2. Name of Director:
MICHAEL JAMES QUEEN

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
DIRECTOR NAMED ABOVE

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HSDL Nominee

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:
12,000

8. Percentage of issued class:
0.003%

9. Number of shares/amount of stock disposed:
N/A

10. Percentage of issued class:
N/A

11. Class of security:
ORDINARY 25p

12. Price per share:
£7.98

13. Date of transaction:

26 JULY 2007

14. Date company informed:
26 JULY 2007

15. Total holding following this notification:
16,000

16. Total percentage holding of issued class following this notification:
0.004%

If a director has been granted options by the company, please complete the following fields:

17. Date of grant:
N/A

18. Period during which or date on which exercisable:
N/A

19. Total amount paid (if any) for grant of the option:
N/A

20. Description of shares or debentures involved: class, number:
N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22. Total number of shares or debentures over which options held following this notification:
N/A

23. Contact name for queries:
JULIE SHIPLEY

24. Contact telephone number:
0191 279 4478

25. Name of company official responsible for making notification:
JULIE SHIPLEY

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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RECEIVED
2007 OCT 16 A 11:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director/PDMR Shareholding
Released	15:15 26-Jul-07
Number	9419A

RNS Number:9419A
Northern Rock PLC
26 July 2007

NORTHERN ROCK PLC

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of Company:
   NORTHERN ROCK PLC

2. Name of Director:
   NICHOLA PEASE

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
   DIRECTOR NAMED ABOVE

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
   THE BANK OF NEW YORK NOMINEES LIMITED

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
   N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
   ACQUISITION OF NORTHERN ROCK ORDINARY SHARES

7. Number of shares/amount of stock acquired:
   12,400

8. Percentage of issued class:
   0.003%

9. Number of shares/amount of stock disposed:
   N/A

10. Percentage of issued class:
    N/A

11. Class of security:
    ORDINARY 25p

12. Price per share:
    £8.08

13. Date of transaction:

26 JULY 2007

14. Date company informed:
    26 JULY 2007

15. Total holding following this notification:
    20,750

16. Total percentage holding of issued class following this notification:
    0.005%

If a director has been granted options by the company, please complete the following fields:

17. Date of grant:
    N/A

18. Period during which or date on which exercisable:
    N/A

19. Total amount paid (if any) for grant of the option:
    N/A

20. Description of shares or debentures involved: class, number:
    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
    N/A

22. Total number of shares or debentures over which options held following this notification:
    N/A

23. Contact name for queries:
    JULIE SHIPLEY

24. Contact telephone number:
    0191 279 4478

25. Name of company official responsible for making notification:
    JULIE SHIPLEY

This information is provided by RNS
The company news service from the London Stock Exchange

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED

2007 OCT 16 A 11:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	18:12 27-Sep-07
Number	6824E

RNS Number:6824E
Northern Rock PLC
27 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
   Northern Rock plc

2. Reason for the notification (please state Yes): ( )
   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):
   RAB SPECIAL SITUATIONS (MASTER) FUND LTD

4. Full name of shareholder(s) (if different from 3.) (iv):
   CREDIT SUISSE CLIENT NOMINEES (UK) LIMITED

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
   25 September 2007

6. Date on which issuer notified:
   27 September 2007

7. Threshold(s) that is/are crossed or reached:
   N/A

8. Notified details:
   N/A

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Common Shares	25,500,000	6.05%

ISIN: GB0001452795

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Common Shares ISIN: GB0001452795	28,066,450	28,066,450	N/A	6.66%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

N/A

Total (A+B) Number of voting rights	% of voting rights
28,066,450	6.66%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

   RAB Capital plc acts as investment manager for RAB SPECIAL SITUATIONS (MASTER) FUND LTD. RAB Capital plc does not act as custodian for its clients and therefore the shares are held in the nominee name of the custodian of its clients, which is CREDIT SUISSE CLIENT NOMINEES (UK) LIMITED

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:
    N/A

12. Date on which proxy holder will cease to hold voting rights:
    N/A

13. Additional information:
    N/A

14. Contact name:
    LEGAL TEAM

15. Contact telephone number:
    020 7389 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	13:11 25-Sep-07
Number	4521E

RNS Number:4521E
Northern Rock PLC
25 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

   Northern Rock plc

2. Reason for the notification (please state Yes/No):

   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

   Barclays PLC

4. Full name of shareholder(s) (if different from 3.) (iv):

   Barclays Bank PLC
   Barclays Bank SA
   Barclays Bank Trust Company Ltd
   Barclays Capital Securities Ltd
   Barclays Global Investors Ltd
   Barclays Life Assurance Co Ltd
   Barclays Private Bank and Trust Ltd
   Barclays Private Bank Ltd
   Barclays Stockbrokers Ltd
   Gerrard Investment Management Ltd
   Walbrook Trustees (Guernsey) Ltd
   Walbrook Trustees (Isle of Man) Ltd
   Walbrook Trustees (Jersey) Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
   21 September 2007

6. Date on which issuer notified:
   24 September 2007

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0001452795	19,670,735	19,670,735

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0001452795	21,106,019		21,106,019	0.00	5.01

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
21,106,019	5.01

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Bank PLC
Barclays Bank SA
Barclays Bank Trust Company Ltd
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Private Bank and Trust Ltd
Barclays Private Bank Ltd
Barclays Stockbrokers Ltd
Gerrard Investment Management Ltd
Walbrook Trustees (Guernsey) Ltd
Walbrook Trustees (Isle of Man) Ltd
Walbrook Trustees (Jersey) Ltd

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
N/A

14. Contact name:
Geoff Smith

15. Contact telephone number:
0207 7116 2913

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

82-35026

Regulatory Announcement

RECEIVED
2007 OCT 16 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:13 20-Sep-07
Number	2106E

RNS Number:2106E
Northern Rock PLC
20 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Northern Rock plc

2. Reason for the notification (please state Yes): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) :

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.) (iv):

Nominees (Jersey) Ltd

Perry Nominees Ltd

Boltro Nominees Ltd

Ward Nominees Ltd

Lloyds Bank (PEP) Nominees Ltd

State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or

reached if different) (v):

19 September 2007

6. Date on which issuer notified:

20 September 2007

7. Threshold(s) that is/are crossed or reached:

Fallen below 3%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
0145279 Ord GBP0.25	16,595,654	16,595,654

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
0145279 Ord GBP0.25	3,307,053	0	3,307,053	0	0.785

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
3,307,053	0.785

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

11,510 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,486,039 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

241,847 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

274,616 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

742,015 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

551,026 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Alex Bysh

15. Contact telephone number:

+44 (0)1444 418127

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified

countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2007 OCT 16 A 11:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	13:26 20-Sep-07
Number	1952E

RNS Number:1952E
Northern Rock PLC
20 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Northern Rock plc

2. Reason for the notification (please state Yes): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) :

3. Full name of person(s) subject to the notification obligation (iii):

RAB SPECIAL SITUATIONS (MASTER) FUND LTD

4. Full name of shareholder(s) (if different from 3.) (iv):

CREDIT SUISSE CLIENT NOMINEES (UK) LIMITED

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

20 September 2007

6. Date on which issuer notified:

20 September 2007

7. Threshold(s) that is/are crossed or reached:

ABOVE 5%, ABOVE6%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
COMMON SHARES GB0001452795	20,500,000	4.87%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
COMMON SHARES GB0001452795	25,500,000	25,500,000	N/A	6.05%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
25,500,000	6.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

RAB Capital plc acts as investment manager for RAB SPECIAL SITUATIONS (MASTER) FUND LTD. RAB Capital plc does not act as custodian for its clients and therefore the shares are held in the nominee name of the custodian of its

clients, which is CREDIT SUISSE CLIENT NOMINEES (UK) LIMITED

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

LEGAL TEAM

15. Contact telephone number:

020 7389 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	11:49 20-Sep-07
Number	1840E

RNS Number:1840E
Northern Rock PLC
20 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Northern Rock plc

2. Reason for the notification (please state Yes): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

Credit Suisse Securities (Europe) Limited

Credit Suisse International

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

18 September 2007

6. Date on which issuer notified:

20 September 2007

7. Threshold(s) that is/are crossed or reached:

Below 3%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0001452795	n/a	n/a

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0001452795	Below 3%	Below 3%	n/a	Below 3%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Glenda Burford

15. Contact telephone number:

+ 44 207 888 3599

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2007 OCT 16 A 11:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	10:24 20-Sep-07
Number	1755E

RNS Number:1755E
Northern Rock PLC
20 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Northern Rock plc

2. Reason for the notification (please state Yes): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

Credit Suisse Securities (Europe) Limited

Credit Suisse International

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

17 September 2007

6. Date on which issuer notified:

19 September 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0001452795		

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0001452795	11,485,107	11,485,107	n/a	2.72%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
option	Mar 20 2008		2,000,000	0.4748
option	Sep 21 2007		1,071,000	0.2543

Total (A+B)

Number of voting rights	% of voting rights
14,556,107	3.45%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Glenda Burford

15. Contact telephone number:

+ 44 207 888 3599

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED

2007 OCT 16 A 11:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	09:13 20-Sep-07
Number	1692E

RNS Number:1692E
Northern Rock PLC
20 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Northern Rock plc

2. Reason for the notification (please state Yes): ( )

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (Statutory notification for holding above 3%)

3. Full name of person(s) subject to the notification obligation (iii):

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

4. Full name of shareholder(s) (if different from 3.) (iv):

CREDIT SUISSE CLIENT NOMINEES (UK) LIMITED

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

19 September 2007

6. Date on which issuer notified:

19 September 2007

7. Threshold(s) that is/are crossed or reached:

ABOVE 3%, above 4%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ordinary shares	0%	0%

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ordinary share	20,500,000	N/A	N/A	4.87%	N/A

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B) Number of voting rights	% of voting rights
A ONLY	4.87%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

RAB Capital plc acts as investment manager for RAB SPECIAL SITUATIONS (MASTER) FUND LTD. RAB Capital plc does not act as custodian for its clients and therefore the shares are held in the nominee name of the custodian of its clients, which is CREDIT SUISSE CLIENT NOMINEES (UK) LIMITED

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

LEGAL TEAM

15. Contact telephone number:

020 7389 7000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	15:51 19-Sep-07
Number	1319E

RNS Number:1319E
Northern Rock PLC
19 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Northern Rock plc

2. Reason for the notification (please state Yes): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

17 September 2007

6. Date on which issuer notified:

19 September 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0001452795	15,345,133	15,345,133

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0001452795	Below 3%	Below 3%		Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

David Lindsay/Andrew Anderson

15. Contact telephone number:

+ 00 44 207 545 8533/8532

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

RECEIVED
2007 OCT 16 A 11:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	10:28 19-Sep-07
Number	0981E

RNS Number:0981E
Northern Rock PLC
19 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Northern Rock plc

2. Reason for the notification (please state Yes): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (Initial Disclosure)

3. Full name of person(s) subject to the notification obligation (iii):

Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

14 September 2007

6. Date on which issuer notified:

18 September 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0001452795	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0001452795	15,347,633	15,347,633		3.64	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
15,347,633	3.64%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

David Lindsay/Andrew Anderson

15. Contact telephone number:

+ 00 44 207 545 8533/8532

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2007 OCT 16 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	08:53 19-Sep-07
Number	0892E

RNS Number:0892E
Northern Rock PLC
19 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Northern Rock plc

2. Reason for the notification (please state Yes): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (Initial Disclosure)

3. Full name of person(s) subject to the notification obligation (iii):

Baillie Gifford

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

17 September 2007

6. Date on which issuer notified:

18 September 2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
ordinary shares GB0001452795	25,202,995	5.98

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ordinary share					
GB0001452795	Below 5%		Below 5%		Below 5%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B) Number of voting rights	% of voting rights
Below 5%	Below 5%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Myra McIntyre/Scott Russell

15. Contact telephone number:

0131 275 2154/2106

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

Company	Northern Rock PLC
TIDM	NRK
Headline	Holding(s) in Company
Released	16:26 18-Sep-07
Number	0568E

northern rock

RNS Number:0568E
Northern Rock PLC
18 September 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Northern Rock plc

2. Reason for the notification (please state Yes): ( )

An acquisition or disposal of voting rights: (Yes)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (Initial Disclosure)

3. Full name of person(s) subject to the notification obligation (iii):

Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3.) (iv):

Nominees (Jersey) Ltd
Perry Nominees Ltd
Boltro Nominees Ltd
Ward Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

17 September 2007

6. Date on which issuer notified:

18 September 2007

7. Threshold(s) that is/are crossed or reached:

Fallen below 4%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
0145279 Ord GBP0.25	16,989,994	16,989,994

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
0145279 Ord GBP0.25	16,571,815	0	16,571,815	0	3.934

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
16,571,815	3.934

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

11,510 Shares are held by Nominees (Jersey) Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

1,502,666 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

234,592 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

275,833 Shares are held by Ward Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

690,545 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

13,856,669 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Alex Bysh

15. Contact telephone number:

+44 (0)1444 418127

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

RECEIVED

2007 OCT 16 A 11:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Interim Results
Released	07:00 25-Jul-07
Number	7781A

RNS Number:7781A
Northern Rock PLC
25 July 2007

Page 1

NORTHERN ROCK PLC

INTERIM RESULTS

6 MONTHS ENDED 30 JUNE 2007

Page 2

NORTHERN ROCK GROUP INTERIM RESULTS

THIS PAGE LEFT INTENTIONALLY BLANK

Page 3

NORTHERN ROCK GROUP INTERIM RESULTS

25 July 2007

Northern Rock plc today issued its Interim Results for the six months ended 30 June 2007.

HIGHLIGHTS

Operating Performance

- Record H1 gross lending of £19.3 billion - an increase of 30.5%, with record H1 net lending of £10.7 billion - an increase of 47.3%
- Share of UK gross mortgage lending of 9.7% and net mortgage lending of 18.9%
- Total underlying assets of £113.0 billion - an increase of 28.3% from June 2006 underlying assets of £88.0 billion. Statutory assets of £113.5 billion, growth of 27.8%
- Credit quality remains robust. 0.47% of mortgage accounts 3 months or more in arrears (31 December 2006 - 0.42%) - around half of industry average

Profits

- Statutory profit before tax of £296.1 million up by 0.7% compared with H1 2006. Statutory profit attributable to equity shareholders of £188.2 million, up by 0.2%

• Underlying profit before tax, including gains on disposals, of £346.6 million up by 26.6% compared with H1 2006. Underlying profit attributable to equity shareholders of £223.7 million, up by 28.9%

Costs

• Statutory cost to income ratio increased to 29.3% (2006 full year - 27.3%). Underlying cost to income ratio improved to 26.6% (2006 full year - 28.4%)

• Cost to underlying asset ratio improved to 0.29% (2006 full year - 0.31%), 0.28% on a statutory basis (2006 full year 0.30%)

Shareholder Value

• Statutory return on equity of 20.2% and underlying return on equity of 24.0%

• Statutory EPS of 45.5p (2006 first half - 45.1p) - an increase of 0.9%. Underlying EPS of 54.0p, an increase of 29.8%

• Dividend payout ratio to increase from 40% to 50%. Interim dividend per share of 14.2p (2006 interim - 10.9p) - an increase of 30.3%

• Basle II IRB Waiver approved by the FSA - future capital planning to include share buybacks

Social Responsibility

• The Northern Rock Foundation - supporting charitable causes - to receive £14.8 million

For a reconciliation of statutory and underlying results see note 3 on pages 26 to 28

Adam J Applegarth, Chief Executive, said:

"Operationally Northern Rock had a good first half in 2007. Mortgage lending has been particularly strong with a gross market share of 9.7% and a net market share of 18.9%, both helped by improvements in retention of home moving customers, keeping customers coming to the end of their product deals and a strong mortgage market. Credit quality remains robust.

The outlook for the full year is being impacted by sharp increases in money market and swap rates seen in the first half. This has resulted in a negative impact on net interest income as mortgage pricing in the market generally has lagged behind increases in funding costs in the year to date. Action has been taken with changes in our swap transaction policies to minimise exposures in the future to significant changes in interest rates.

We are pleased to have achieved approval for use of our Basle II rating systems. This means that the benefits of Basle II enable us to increase our 2007 interim dividend by 30%. Going forward our dividend payout rate increases to 50% of underlying EPS from around 40%. Future capital planning, including the reduction of capital hungry assets, will allow us to return capital to shareholders through a share buyback programme.

The medium term outlook for the Company is very positive"

Introduction

Following the introduction of IFRS, the balance sheet and income statement are subject to a certain amount of volatility. This particularly arises from accounting for hedges which although economically effective are deemed under IFRS rules to be ineffective. In addition, volatility arises from fair value movements on derivatives taken out to minimise risk in respect of certain financial liabilities and instruments included in non shareholders' equity which themselves are not subject to fair value treatment. Where appropriate, such volatility is separately identified in the review of financial and operating results to enable underlying performance to be separately identified. Underlying total assets also exclude the fair value of derivative instruments due to volatility in such values.

As explained in note 2, the 2006 statutory Interim and Full Year Results have been restated to reflect changes in the presentation of certain hedge accounting adjustments. There is no impact on the 2006 underlying Interim or Full Year Results.

Overview

Strong lending volumes were achieved in the first half of 2007 resulting in underlying total assets of £113.0 billion, an increase of 28.3% compared with 30 June 2006.

Estimated gross residential lending market share at 9.7% for the first half of 2007, is ahead of the 8.7% share achieved in the second half of 2006. The estimated share of net residential lending was 18.9% compared with 14.5% in the second half of 2006. Both gross and net lending were supported by improved levels of retention of home moving customers and our continued strength of retaining customers at the end of their mortgage product. Redemption market share is estimated at 5.8%, remaining well below our estimated closing share of UK mortgage balances of 7.6%.

Our programme of disposal of capital inefficient assets commenced with the sale of commercial secured loans with a net book value of £833 million. This, together with lower levels of net lending of personal unsecured loans, means that our balance sheet has an improved risk profile with residential mortgage lending representing 91% of all outstanding loans (31 December 2006 - 90%).

Underlying profit before tax grew by 26.6% and underlying profit attributable to shareholders of £223.7 million grew by 28.9% compared with the first half of last year, partly reflecting the timing of gains on disposals. Growth in 2007 full year underlying profit attributable to all shareholders is anticipated to be in line with mean concensus, around 15% reflecting the full year effect of increases in interest rates and competitive pressures for new mortgage lending as lenders delayed passing on increased rates to borrowers.

Lending

During the first half of 2007 Northern Rock again achieved record levels of total lending. Total gross lending was £19,326 million, an increase of 30.5% (2006 first half - £14,807 million), with total net lending (before disposals) of £10,714 million, an increase of 47.3% (2006 first half - £7,276 million). Prospects for the remainder of 2007 are good, with a pipeline of £6,197 million (30 June 2006 - £5,482 million) including a residential lending pipeline of £5,698 million (30 June 2006 - £4,955 million).

The commencement of the disposal of our commercial loan portfolio and lower unsecured net lending has resulted in a lower risk balance sheet. At 30 June 2007, 91% of our loans to customers were residential secured loans (31 December

2006 - 90%), 1% commercial secured loans (31 December 2006 - 2%) and 8% within our personal unsecured portfolios (31 December 2006 - 8%). With further asset disposals planned there will be ongoing improvement in the risk profile of our balance sheet.

Lending (continued)

An analysis of lending by portfolio is set out in the following table:

£ millions	Residential	Buy to Let	Total Residential	Commercial	Unsecured	Tot
2007 1st Half						
Gross	15,979	1,455	17,434	188	1,704	19,3
Net	9,170	899	10,069	91	554	10,7
Closing balances	81,212	6,181	87,393	818	7,829	96,0
2006 Full Year						
Gross	26,745	2,227	28,972	423	3,594	32,9
Net	13,592	1,498	15,090	40	1,491	16,6
Closing balances	72,011	5,281	77,292	1,560	7,277	86,1
2006 2nd Half						
Gross	15,230	1,031	16,261	164	1,757	18,1
Net	8,165	574	8,739	(32)	638	9,3
Closing balances	72,011	5,281	77,292	1,560	7,277	86,1
2006 1st Half						
Gross	11,515	1,196	12,711	259	1,837	14,8
Net	5,427	924	6,351	72	853	7,2
Closing balances	63,912	4,704	68,616	1,594	6,638	76,8

Note: Net flows represent net cashflows excluding fair value adjustments and excluding asset disposals. Closing balances are stated including fair value adjustments.

Residential - UK market

The UK residential lending market continued to be strong in the first half of 2007 with an estimated increase in gross lending of 11%. Increases in interest rates though are showing signs of affecting consumer confidence and volumes of housing transactions. This effect is, however, more than offset by growth in values of mortgage lending from housing transactions, reflecting house price appreciation of recent years, and in addition, remortgage activity as customers protect budgets against higher costs of borrowing. We expect gross lending to be ahead of levels seen in 2006 of £345 billion at around £370 billion providing strong support to our lending volumes. We also expect to see house price inflation continue to slow in the second half of 2007 to end the year in line with increases in earnings.

Residential - Northern Rock performance

We achieved gross residential lending including buy to let of £17,434 million (2006 first half - £12,711 million) and net residential lending of £10,069 million (2006 first half - £6,351 million), representing increases of 37% and 59% respectively. The following table sets out our market share statistics since 2004:

Residential lending	2004	2005	2006	2006	2006	2007

market shares	FY	FY	H1	H2	FY	H1 (estimated)
Gross lending	6.8%	8.1%	7.8%	8.7%	8.3%	9.7%
Redemptions	4.5%	5.1%	5.9%	5.9%	5.9%	5.8%
Net lending	11.2%	14.5%	12.2%	14.5%	13.4%	18.9%
Closing balances	5.5%	6.4%	6.7%	7.1%	7.1%	7.6%

Lending (continued)

The table above shows the continued success at growing gross market share and containing levels of redemptions through our customer retention process and fair and transparent policy of allowing existing customers, subject to their contractual terms, to transfer their loan to products available to new borrowers. 80% of our customers by value remain with us 3 months after the maturity of their product. Our approach to customer retention, which is unique amongst the major volume mortgage lenders, means that we do not need to significantly grow our gross lending volumes from new customers to achieve our asset growth targets.

Our gross lending has benefited from improvements in our retention of home moving customers in the past 6 months. We expect this to continue to increase as we make improvements to our processes, including an e-commerce option which will assist intermediaries. Lending to returning home movers now represents over 15% of new lending.

In the first half of 2007, 89% of our gross residential lending continued to be originated via the indirect market (2006 full year - 89%) reflecting the importance of mortgage clubs and networks to our distribution strategy. Of this indirect business 91% was transacted via our e-commerce platform compared with 74% for all of 2006.

The profile of our new lending has remained low risk despite the strong growth in volumes. Lending to first time buyers reduced to 20% (2006 full year - 24%) resulting in 80% (2006 full year - 76%) of new customers having a proven payment track record. The average Loan to Value ratio ("LTV") of lending in the first half of 2007 remained unchanged at 78%, with the proportion of loans at or below 90% LTV improving to 81% (2006 full year - 78%). The average LTV of our mortgage book is now 59% (31 December 2006 - 60%) and over 70% of balances are below 80% LTV which continues to provide strong cover in the event of default. Only 4.1% of our lending in the first half was in respect of loans over £1.0 million. New lending continued to be geographically spread across the UK in line with the demographics of the population.

Our lifestyle products comprise our "together" family of products, Lifetime and residential buy to let mortgages. The "together" products combine a secured and unsecured loan at one interest rate and one monthly payment, with the majority arranged on a fixed rate basis. Our Lifetime range is aimed at homeowners aged 60 and over, who wish to utilise equity in their homes to enhance their lifestyle. An analysis of lifestyle lending is set out in the following table:

Lifestyle lending	Together	Lifetime	Buy to Let	Total
2007 H1				
% share of new lending	26.1%	0.5%	8.3%	34.9%
% share of closing balances	23.8%	2.5%	7.1%	33.4%
2006 FY				
% share of new lending	31.4%	0.9%	7.7%	40.0%
% share of closing balances	23.4%	2.7%	6.8%	32.9%

Of our traditional price-led mortgage products, fixed rate mortgages remained the most popular with 44.1% (2006 full year - 32.4%) of total new lending

accounted for by short term fixed products up to two years, and 16.8% (2006 full year - 22.5%) by longer term fixes normally up to a maximum of seven years. The demand for shorter term fixed rates increased in the first half as the prospects for rising short term interest rates increased and customers benefited from delays in upward pricing of new mortgage products.

Lending (continued)

Unsecured

Our personal unsecured credit portfolios comprise the unsecured element of "together" lending and standalone unsecured loans not linked to a residential mortgage. An analysis of lending volumes on the separate elements of our unsecured portfolios is shown in the following table:

£ millions	Standalone Unsecured	Together Unsecured	Total
2007 1st Half			
Gross	1,101	603	1,704
Net	232	322	554
Closing balances	4,497	3,332	7,829
2006 Full Year			
Gross	2,332	1,262	3,594
Net	782	709	1,491
Closing balances	4,221	3,056	7,277
2006 2nd Half			
Gross	1,150	607	1,757
Net	324	314	638
Closing balances	4,221	3,056	7,277
2006 1st Half			
Gross	1,182	655	1,837
Net	458	395	853
Closing balances	3,924	2,714	6,638

Standalone gross lending was at a similar level to that achieved in the second half of 2006 with net lending lower as the portfolio matures and redemptions and repayments increase.

Volumes of "together" unsecured lending have also remained at levels similar to the last two half year periods. At 30 June 2007 our unsecured lending balances were £7,829 million (31 December 2006 - £7,277 million) of which 42.6% (31 December 2006 - 42.0%) represented "together" unsecured advances.

Commercial

Under Basle II, commercial lending is not capital efficient for Northern Rock. Consequently we have decided to exit this market for our own balance sheet purposes but will originate and on-sell commercial loans to Lehman Commercial Mortgage Conduit Limited. On 22 June 2007 we completed the sale of commercial loans with a net book value of £833 million and have agreed to sell up to a further £730 million of such loans in the second half.

Arrears and Possessions

The arrears position of each of our personal lending portfolios based upon accounts three months or more in arrears is set out in the following table:

	Residential	Together Secured	Standalone Unsecured	Together Unsecured	CML Residential Average
30 June 2007	0.47%	0.90%	1.11%	0.97%	n/a
31 December 2006	0.42%	0.84%	1.09%	0.85%	0.89%
30 June 2006	0.45%	0.95%	1.08%	0.97%	0.96%

Note: CML Residential Average Arrears shown at 31 December 2006 and 30 June 2006. Data at 30 June 2007 not yet available. Source: Council of Mortgage Lenders.

As interest rates rise, it is inevitable that arrears will face upward pressure, particularly for those customers on variable rates. Customers on fixed rates are protected from rate rises until the end of the fixed term, when they potentially face an increase in rate as they switch product, although product developments including higher fees to offset higher rates are beneficial to customers' affordability needs. In recognition of tightening credit conditions, during 2006 and 2007 we increased our scorecard acceptance cut offs resulting in improved quality of new lending across our portfolios compared with that of earlier years.

Our residential arrears continue to be around half the industry average as reported at 31 December 2006, the latest available data. Although our three month plus arrears increased in the first half, early arrears i.e. under 3 months fell from the level that existed at both 31 December 2006 and 30 June 2006. The "together" secured three months plus arrears increased to 0.90% (31 December 2005 - 0.84%) but remain around the industry average for secured residential loans. The three months plus arrears figure for our standard loan portfolio increased to 0.33% (31 December 2006 - 0.28%) at around a third of the industry average for mortgage loans. Residential buy to let arrears on the same basis were 0.58% (31 December 2006 - 0.52%) bringing the arrears to just below the buy to let industry average at 31 December 2006 as the book matures.

At 30 June 2007, properties in possession were 1,314 representing 0.17% of all accounts compared with 662 (0.09%) at the end of 2006. New possession cases in the first half of 2007 amounted to 1,536 in line with our policy of active management where it is clear the borrower is unwilling to maintain payments and where we have higher risk.

Standalone personal unsecured loan arrears remain significantly better than industry average and only marginally ahead of those seen over the last 12 months, reflecting our policy of attracting high quality lending and use of our bespoke scorecard to avoid lower quality lending. We continue to monitor and adjust our scorecard ratings in response to tighter conditions in the unsecured market and in particular customer over indebtedness. Arrears on "together" unsecured loans are the same as at 30 June 2006 and remain better than standalone unsecured loans.

Funding

Northern Rock has four distinct funding arms enabling it to attract funds from a wide range of customers and counterparties on a global basis. Flows of new funding and closing balances are shown in the following table:

£ millions	Retail	Non-Retail	Securitisation	Covered Bonds

2007 1st Half				
Net flow	1,734	2,509	5,632	2,194
Closing balances	24,350	26,710	45,698	8,105
2006 Full Year				
Net flow	2,527	2,876	10,628	2,733
Closing balances	22,631	24,240	40,226	6,202
2006 2nd Half				
Net flow	861	5,205	4,794	1,351
Closing balances	22,631	24,240	40,226	6,202
2006 1st Half				
Net flow	1,666	(2,329)	5,834	1,382
Closing balances	21,773	19,570	36,334	4,965

Note: Net flows represent net cashflows excluding fair value adjustments. Closing balances are stated including fair value adjustments.

Retail

Retail funding comprised a net inflow of funds of £1,734 million including interest credited of £355 million, again demonstrating the strength and diversity of our retail franchise. In February, we opened an on line savings bank in Denmark and in the first half successfully attracted £255 million of new funds. This supplements our other off-shore retail operations with balances in our Ireland based operation of £1,608 million (31 December 2006 - £1,520 million) and £1,913 million (31 December 2006 - £2,094 million) in our Guernsey based vehicle. New on shore funds were primarily attracted through our on line savings accounts.

Non-Retail

Our non-retail funding provides a balanced mixture of short and medium term funding with continued diversification of our global investor base. In the first half we raised a net £2.5 billion of non-retail including £2.0 billion medium term wholesale funds from the US and Europe. This included US$2.0 billion senior debt issued to domestic US investors and €1.0 billion raised from a benchmark senior debt issue targeted at European investors.

Securitisation

Funding through securitisation remains an integral part of Northern Rock's funding strategy. During the first half of 2007 two residential mortgage issues were completed raising £10.7 billion though our Granite programme. Diversification of our investor base continued with 73% of the securitised bonds being issued in US dollars or euros, and a small amount (2%) in Canadian dollars. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our non-securitised mortgages. At 30 June 2007 securitised notes amounted to £45.7 billion (31 December 2006 - £40.2 billion) which represented 43.6% (31 December 2006 - 43.1%) of our total funding portfolios.

Funding (continued)

Covered Bonds

In the first half of 2007 we further increased the size of the Covered Bond

programme to €30 billion and completed 3 further issues raising £2.2 billion. The bonds were issued in a range of maturities from 5 to 10 years and included a small privately placed sterling bond (£250 million) and our inaugural US dollar issue of $1.5 billion (£754 million equivalent), continuing the process of further diversification of our investor base.

Assets

A reconciliation of total assets on a statutory and underlying basis (excluding fair value adjustments) is set out in the following table:

£ millions	30 June 2007	30 June 2006	31 December 2006
Statutory	113,506	88,821	101,011
Derivative financial instruments	(1,433)	(954)	(871)
Fair value adjustments of portfolio hedging	836	160	323
Other	77	8	5
Underlying	112,986	88,035	100,468

On a statutory basis, total assets are 12.4% higher than at the end of 2006 and 27.8% higher than 12 months ago. On an underlying basis, growth in total assets was 12.5% and 28.3% respectively.

Total Income and Net Interest Income

The following tables show net interest income and total income on a statutory and underlying basis (see notes 4 and 5). The underlying basis excludes volatile hedge ineffectiveness as we consider that our hedging is economically effective and that movements in fair value on individual hedges and underlying instruments will offset over time and do not form part of operational performance. Details are also provided of gains on disposals included in underlying results.

Statutory basis	6 months ended		Year ended
£ millions	30 June 2007	30 June 2006	31 December 2006
Net interest income	392.6	419.0	818.1
Other income	127.5	69.1	198.7
Total income	520.1	488.1	1,016.8

Underlying basis	6 months ended		Year ended
£ millions	30 June 2007	30 June 2006	31 December 2006
Net interest income	396.4	392.2	777.9
AFS gains	37.9	(3.0)	45.1
Realised gains on swaps	39.0	-	-
Total net interest income	473.3	389.2	823.0
Disposal of loan books	17.8	-	-
Other income	82.0	77.7	152.8
Total other income	99.8	77.7	152.8
Total income	573.1	466.9	975.8

Total Income and Net Interest Income (continued)

On a statutory basis, total income in the first half of 2007 amounted to £520.1 million representing an increase of 6.6% over total income in the first half of 2006. On this basis the ratio of total income to mean total assets at 0.97% in the first half compares with the 2006 full year and half year ratios of 1.11% and 1.14%. Total income as a proportion of mean risk weighted assets at 5.79% compares with the 2006 full year and half year ratios of 3.56% and 3.65%.

On an underlying basis, total income, including gains on disposals, amounted to £573.1 million, in the first half of 2007 representing an increase of 22.7% over underlying total income in the first half of 2006. On this basis, the ratio of total income to underlying mean total assets at 1.07% in the first half compares with the 2006 full year and half year ratios of 1.08% and 1.10%. Total underlying income as a proportion of mean risk weighted assets at 6.38% compares with the 2006 full year and half year ratios of 3.42% and 3.49%.

Since 30 June 2006, the interest rate environment has deteriorated with five 25bps increases in Bank Base Rate and increases in money market and swap rates. During 2007 Bank Base Rate and 3 month LIBOR have both increased by around 75bps and 2 year swap rates by 85bps. In such an environment lenders have been slow to reflect increases in funding costs in new mortgage pricing with a dampening impact on mortgage spreads. This trend has continued throughout the first half, although there are signs of more normal pricing patterns returning to the market as lenders re-price upwards. The rapid increase in swap rates has also resulted in a negative drag on our net interest income as fixed rate interest swaps were transacted as mortgage lending completed. Our approach to transacting such swaps has now been revised to minimise the risk of timing mis-match. Although these effects will also flow through into 2008, given the success of our ability to retain customers, future income will benefit as the loans re-price in 2009 and beyond.

As the majority of our funding is priced by reference to money market rates, increases in LIBOR have also had a negative impact on net interest spread, although this impact has to some extent been offset by realised gains on swaps which were in overhedged positions and have been closed out in the period for example where the underlying loans have redeemed early. On an underlying basis, these net realised gains or losses represent the total gain or loss on the closed out derivative since its origination whilst not in a hedge accounting relationship. On a statutory basis these gains and losses are accounted for on a fair value basis in "Fair value movements of future cashflows on derivatives not in hedge accounting relationships" within "Net trading income" in the current period and for prior periods within "Net hedge ineffectiveness", both of which are excluded when stating underlying total income. Since this element of net trading income (and of net hedge ineffectiveness in prior periods) is excluded from underlying income, these gains and losses would never be reflected in underlying income, thus creating a permanent difference between statutory and underlying results, unless such gains and losses are included within underlying income in the period in which they are realised (see note 3).

In 2007, available for sale (AFS) gains were realised in the first half whereas in 2006 they arose in the second half of the year. This income line can include realisations on interest earning instruments which see gains when interest rates fall, or in the case of 2006 and 2007 gains on the maturity of investment funds.

As a consequence of the above factors underlying interest spread in the first half of 2007 fell to 68bps compared with 77bps and 75bps for the 2006 full year and half year respectively. For the 2007 full year it is currently anticipated that spreads will be slightly above 60bps.

Other income primarily comprises insurance commission generated on sales of third party products such as building and contents cover and payment protection insurance together with administration fees not included within interest margin. Although commission income grew in line with lending, other administration fees were lower than in the first half of last year due to lower levels of mortgage maturities.

Costs

Total operating expenses amounted to £152.4 million representing an increase of 12.9% over the £135.0 million in the first half of 2006. The increase of 12.9% compares with an increase in underlying assets of 28.3% over the 12 months and a rise in underlying total income of 22.7%. This resulted in a cost to underlying asset ratio of 0.29% (30 June 2006 - 0.32%) and cost to underlying income ratio of 26.6% (30 June 2006 - 28.9%).

For the full year we also expect underlying cost ratios to be below those for the 2006 full year.

Social Responsibility - The Northern Rock Foundation

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly in the North East of England and Cumbria. The covenant from 2007 first half profits amounts to £14.8 million (2006 first half - £14.7 million), resulting in donations of approximately £190 million since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

Loan Loss Impairment

The charge for loan loss impairment amounted to £56.8 million for the first half (2006 first half - £44.5 million) representing 0.12% of mean advances to customers (2006 first half - 0.12%).

Loan loss impairment provisions and coverage are set out in the following table:

	Residential	Buy to Let	Total Residential	Commercial	Unsecured
30 June 2007					
Impairment provision £m	17.0	2.5	19.5	2.6	98.2
% share of closing balances	0.02%	0.04%	0.02%	0.32%	1.24%
31 December 2006					
Impairment provision £m	21.3	4.9	26.2	7.4	92.4
% share of closing balances	0.03%	0.09%	0.03%	0.47%	1.25%

The combination of high quality lending, low interest rates, low early arrears and continued strong average LTV of the portfolio have continued to contain the levels of loan loss impairment provisions required for residential mortgages. Write offs in the first half amounted to £8 million representing only 0.01% of outstanding residential mortgage balances.

The impairment charge for unsecured loans amounted to £55.9 million in the first half of 2007 compared with £33.5 million in the same period in 2006. Of the charge in 2007 almost 60% is derived from personal bankruptcies and IVAs many of which showed no signs of distress before defaulting. The slight reduction in impairment provision cover against the unsecured portfolios is consistent with an improvement in the quality of recent lending and the maturing of the portfolios.

We do not expect to see a higher impairment charge in the second half than in the first half of 2007, although the actual charge will be determined by the levels of personal bankruptcies and IVAs. Despite seeing IVAs slow in the last six months and the growth in personal bankruptcies plateau in the last three months, we will continue to manage credit risk carefully and continually improve our collection activity and underwriting policies.

Taxation

The effective tax rate for the first half was 29.7% (30 June 2006 - 29.2%). We anticipate that with a reduced corporation tax rate of 28% taking effect from 1 April 2008, the ongoing effective tax rate will trend towards 28.0% in the medium term.

Profits and EPS

Details of profit before tax, profit attributable to shareholders and earnings per share on statutory and underlying bases are set out in the following tables:

Statutory basis	6 months ended		Year ended
	30 June 2007	30 June 2006	31 December 2006
PBT £m	296.1	293.9	626.7
Attributable profit £m	188.2	187.8	394.5
EPS p/share	45.5	45.1	94.6

Underlying basis	6 months ended		Year ended
	30 June 2007	30 June 2006	31 December 2006
PBT £m	346.6	273.7	587.7
Attributable profit £m	223.7	173.5	367.0
EPS p/share	54.0	41.6	88.1

The reconciliation of statutory and underlying results is set out in note 3 of the Interim Results (pages 26 to 28).

Statutory profit before tax of £296.1 million for the six months ended 30 June 2007 represents an increase of 0.7% over the equivalent statutory figure for 2006. Statutory profit attributable to equity shareholders for the first half of 2007 was £188.2 million, an increase of 0.2% over the 2006 statutory figure for the same period.

Compared with the 2006 first half underlying results, the underlying 2007 profit before tax of £346.6 million represents an increase of 26.6%, with underlying attributable profit rising by 28.9% to £223.7 million.

Return on equity for the first half of 2007 was 20.2% on a statutory basis and 24.0% on an underlying basis compared with 23.3% in the first half of 2006 on a statutory basis and 21.5% on an underlying basis.

Capital Management and Basle II

On 29 June 2007, we received notification of approval by the FSA of our Basle II waiver application. Our regulatory capital requirements, comprising both Pillar I and Pillar II, are therefore calculated under Basle II with effect from that date.

We have adopted the Retail Internal Ratings Based (IRB) approach for our residential and personal unsecured loans, the Foundation IRB approach for our treasury portfolios and the Standardised approach for commercial loans and operational risk.

The implementation of Basle II results in our Pillar I risk weighted assets at 30 June 2007 falling from around £33.9 billion under Basle I to £18.9 billion under Basle II, a reduction of some 44%. The risk weighting for our residential mortgages reduces to mid-teens %, treasury assets to around half of Basle I requirements, also around mid teens %, reflecting the low risk nature of these portfolios and personal unsecured loans to slightly below Basle I requirements.

Capital Management and Basle II (continued)

Under Pillar II, the Group is required to hold capital to cover risks other than credit and operational risk and for risks not wholly captured under Pillar I. Overall, Pillar II capital is expected to amount to around 40% of our total capital requirements, including the effect of transitional adjustments that place a floor on capital requirements in the first three years of implementation. This floor is calculated as 8% of Basle I risk weighted assets less collective provisions, multiplied by 95% in 2007, 90% in 2008 and 80% in 2009.

We continue to treat securitised assets as "off balance sheet" for regulatory capital purposes, resulting in deductions from both Tier 1 and Tier 2 capital for the first loss piece retained by Northern Rock. Deductions are also equally made from Tier 1 and Tier 2 capital in respect of the excess of expected losses over provisions, whereas under Basle I Tier 2 capital benefited from the add back of collective provisions.

The introduction of Basle II, together with the planned disposal of capital inefficient assets and continued capital management such as the Whinstone programme results in an anticipated regulatory capital surplus over the next 3 to 4 years. This surplus will enable the reduction of previously planned subordinated debt issues and permit capital repatriation of up to £300 to £400 million over this period. Such repatriation will follow the release of capital as a result of asset disposals and will ensure that available capital is sufficient to support existing rating agency credit ratings and maintain an appropriate mix of Tier 1 and Tier 2 capital.

During the first half of 2007 we issued $650 million (£328 million equivalent) of Upper Tier 2 subordinated debt.

Dividends

The introduction of Basle II, which requires less capital to support new lending, also enables a review of the Company's dividend policy. It is proposed that for 2007 and beyond, dividends will be maintained at a payout ratio of around 50%. The interim dividend therefore increases by 30.3% to 14.2p (2006 - 10.9p) payable on 26 October 2007 to shareholders on the register on 28 September 2007.

Outlook

The core Northern Rock strategy of growth in our residential lending business continues. Spreads will be squeezed in 2007 as a result of the interest rate environment together with our decision to continue to lend as swap rates rose. This will also affect spreads in 2008, but even so we continue to expect good revenue growth from our core business.

Our strategic target for growth in underlying profit attributable to equity shareholders is 20% +/- 5%. The drag through impact of 2007 into 2008 means at this very early stage we expect to be at the bottom of this range for 2008, broadly in line with current mean consensus. The final outcome will be affected by how the interest rate and credit risk environments emerge and the prospects for the mortgage market. Further guidance will be provided at the year end.

In conjunction with the introduction of Basle II, we are adjusting our business model to improve our capital efficiency, reduce risk on the balance sheet and reduce loan impairment volatility. At the same time we are leveraging our distribution and servicing ability to broaden our income streams.

We are the most cost efficient lender in our sector and we remain positive on our outlook for the medium term.

NORTHERN ROCK GROUP INTERIM RESULTS

FINANCIAL HIGHLIGHTS

Key Performance Figures	Underlying Six months to 30 June 2007 £m	2006 £m	Full year 2006 £m	S Six months 30 June 2007 £m
Gross lending	19,326	14,807	32,989	19,326
Net lending	10,714	7,276	16,621	10,714
Net retail funding	1,734	1,666	2,527	1,734
Securitisation issues	10,723	9,020	17,764	10,723
Covered bond issues	2,194	1,382	2,733	2,194
Net non-retail funding	2,509	(2,329)	2,876	2,509
Risk weighted assets	18,948	27,216	30,827	18,948
Key Ratios - Balance Sheet	%	%	%	%
Balance sheet growth	12.5	8.6	23.9	12.4
Risk weighted assets growth	11.6	3.5	17.2	11.6
Key Ratios - Income and Expense	%	%	%	%
Total income : mean risk weighted assets	6.38	3.49	3.42	5.79
Interest margin	0.86	0.89	0.93	0.70
Cost to income ratio	26.6	28.9	28.4	29.3
Cost to mean asset ratio	0.29	0.32	0.31	0.28
Impairment charge as % of mean advances to customers	0.12	0.12	0.10	0.12
Impairment charge as % of mean risk weighted loans and advances to customers	0.77	0.40	0.34	0.77
Pre tax profit growth	26.6	14.4	16.5	0.7
Effective tax rate	29.7	29.2	29.3	29.7
Post tax profit growth	25.7	14.6	16.5	0.0
Attributable profit growth	28.9	16.1	19.1	0.2
Post tax return on meanequity	24.0	21.5	21.9	20.2
Post tax return on mean risk weighted assets	2.49	1.30	1.28	2.10
Shareholder Information				
Earnings per share (pence)	54.0	41.6	88.1	45.5
Growth in earnings per share (%)	29.8	15.2	18.6	0.9
Dividend per share - relating to period (pence)	14.2	10.9	36.2	14.2
Growth in dividend per share (%)	30.3	16.0	20.3	30.3

NORTHERN ROCK GROUP INTERIM RESULTS

Notes

1. Balance sheet growth in 2007 represents the growth in balance sheet assets be
30 June 2007.

2. Post tax returns are calculated by reference to profit attributable to equity

3. Underlying performance excludes the effects of fair value volatility and hedg
a more appropriate view of the ongoing underlying performance of the Group.

4. A reconciliation of statutory and underlying profits is shown in note 3 (page

5. In 2007 risk weighted assets are calculated in accordance with Basle II where
are as previously reported and calculated in accordance with Basle I. Risk we
calculated by reference to risk weighted assets as at 30 June 2007 compared t
accordance with Basle II.

6. Where applicable comparative ratios have been restated to reflect the revised
ineffectiveness and other unrealised fair value gains and losses" as shown in

NORTHERN ROCK GROUP INTERIM RESULTS

FINANCIAL INFORMATION

STATUTORY CONSOLIDATED INCOME STATEMENT

	Note	Six months to 30 June 2007 (Unaudited) £m	2006 (Unaudited) (Restated) £m	Full y 2 (Audit (Restat
Interest and similar income		3,190.5	2,294.1	4,934
Interest expense and similar charges		(2,797.9)	(1,875.1)	(4,116
Net interest income	5	392.6	419.0	818
Fee and commission income		103.7	98.2	193
Fee and commission expense		(23.2)	(21.1)	(42
Other operating income		0.8	0.6	1
Gains / (losses) on disposal of available sale securities		37.9	(3.0)	45
Gains on disposal of loan books	6	17.8	-	
Net trading income	7	(9.5)	(5.6)	1
		127.5	69.1	198
Total income	4	520.1	488.1	1,016
Administrative expenses		(138.4)	(120.5)	(247
Depreciation and amortisation		(14.0)	(14.5)	(30
Covenant to The Northern Rock Foundation		(14.8)	(14.7)	(31
Operating expenses	8	(167.2)	(149.7)	(308
Impairment losses on loans and advances	10	(56.8)	(44.5)	(81
Profit before taxation		296.1	293.9	626
Income tax expense		(88.0)	(85.8)	(183

Profit for the period		208.1	208.1	443
Attributable to:				
Appropriations		19.9	20.3	48
Profit attributable to equity shareholders		188.2	187.8	394
Total		208.1	208.1	443
Earnings per share	13			
Basic earnings per share		45.5p	45.1p	94.
Diluted earnings per share		45.1p	44.7p	93.

Details of dividends are set out in note 12.

NORTHERN ROCK GROUP INTERIM RESULTS

STATUTORY CONSOLIDATED BALANCE SHEEET

	Note	30 June 2007 (Unaudited) £m	30 June 2006 (Unaudited) £m	31 Decemb 20 (Audite
Assets				
Cash and balances with central banks		767.7	244.4	956
Derivative financial instruments		1,432.9	954.0	871
Loans and advances to banks		6,812.3	4,403.9	5,621
Loans and advances to custome customers	15	96,658.7	77,339.3	86,685
Fair value adjustments of portfolio hedging		(835.5)	(159.8)	(323
Available for sale securities		8,000.4	5,510.4	6,510
Financial assets designated at fair value		119.1	-	120
Intangible assets		100.8	85.2	90
Property, plant and equipment		215.9	187.2	197
Deferred income tax asset		4.5	106.8	59
Other assets		33.7	29.0	37
Retirement benefit asset		13.3	-	
Prepayments and accrued income		182.5	120.3	185
Total assets		113,506.3	88,820.7	101,010
Liabilities				
Deposits by banks		3,683.8	2,756.6	2,136
Customer accounts	17	30,122.8	25,351.0	26,867
Derivative financial instruments		2,872.8	1,215.3	2,392
Debt securities in issue				
Securitised notes		45,697.8	36,334.4	40,225
Covered bonds	16	8,104.9	4,964.6	6,201
Other		17,253.1	13,235.6	17,866
Other liabilities		141.1	110.2	122
Current taxation liabilities		62.2	109.3	73
Accruals and deferred income		928.5	660.1	919
Retirement benefit obligations		-	27.7	21
Subordinated liabilities		1,069.7	768.3	762
Tier one notes		187.5	207.8	209

	110,124.2	85,740.9	97,800
Equity Shareholders' funds			
Called up share capital			
Ordinary	123.9	123.9	123
Preference	0.1	0.1	0
Share premium account			
Ordinary	6.8	6.8	6
Preference	396.4	396.4	396
Capital redemption reserve	7.3	7.3	7
Other reserves	64.9	(5.0)	(1
Retained earnings	1,746.9	1,514.5	1,641
Total equity attributable to equity shareholders	2,346.3	2,044.0	2,174
Non shareholders' funds			
Reserve capital instruments	299.3	299.3	299
Subordinated notes	736.5	736.5	736
Total non shareholders' funds	1,035.8	1,035.8	1,035
Total equity	3,382.1	3,079.8	3,210
Total equity and liabilities	113,506.3	88,820.7	101,010

NORTHERN ROCK GROUP INTERIM RESULTS

STATUTORY CONSOLIDATED CASHFLOW STATEMENT

	Six months to 30 June 2007 (Unaudited) £m	2006 (Unaudited) £m	Full ye 20 (Audit
Net cash inflow from operating activities			
Profit before taxation	296.1	293.9	626
Adjusted for:			
Depreciation and amortisation	14.0	14.5	30
Impairment losses on loans and advances to customers	56.8	44.5	81
Income taxes paid	(69.1)	(40.7)	(114
Other non cash movements	215.8	11.2	185
Net cash inflow from operating profits before changes in operating assets and liabilities	513.6	323.4	809
Changes in operating assets and liabilities			
Net increase in deposits held for regulatory or monetary control purposes	(7.2)	(12.8)	(22
Net increase in loans and advances	(10,890.8)	(7,570.8)	(17,005
Net (increase)/decrease in derivative financial instruments receivable	(561.6)	495.8	578
Net decrease/(increase) in other assets	6.7	(16.2)	(40
Net increase in debt securities in issue	7,063.1	2,706.4	12,455
Net increase in deposits from other banks	1,547.6	1,219.8	599
Net increase in amounts due to customers	3,271.1	1,676.2	3,195
Net increase in derivative financial	480.3	369.2	1,546

instruments payable			
Net increase in other liabilities	18.5	46.0	28
Net increase/(decrease) in accruals and deferred income	8.8	(46.2)	213
Net cash inflow/(outflow) from operating activities	1,450.1	(809.2)	2,358
Net cash outflow from investing activities			
Net investment in intangible assets and property, plant and equipment	(43.2)	(28.1)	(59
Purchase of securities	(3,020.2)	(1,971.0)	3,605
Proceeds from sale and redemption of securities	1,605.8	1,533.7	2,157
	(1,457.6)	(465.4)	(1,506
Net cash inflow from financing activities			
Issue of subordinated liabilities	328.1	-	
Issue of preference shares	-	396.5	396
Equity dividends paid	(105.0)	(86.6)	(132
Appropriations (including tax of £8.5 million, 30 June 2006 - £8.7 million, 31 December 2006 - £20.8 million)	(28.4)	(29.0)	(69
	194.7	280.9	194
Net increase/(decrease) in cash and cash equivalents	187.2	(993.7)	1,046
Opening cash and cash equivalents	6,317.7	5,271.1	5,271
Closing cash and cash equivalents	6,504.9	4,277.4	6,317

NORTHERN ROCK GROUP INTERIM RESULTS

STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INCO

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m
Six months ended 30 June 2007						
Net movement in available for sale reserve		-	-	-	(70.1)	-
Net movement in cashflow hedges		-	-	-	158.5	-
Actuarial gains and losses		-	-	-	-	35.6
Tax effects of the above		-	-	-	(22.2)	(10.4)
Total of items recognised directly in equity		-	-	-	66.2	25.2
Profit for the period		-	-	-	-	188.2
Total recognised income and expenses for the period		-	-	-	66.2	213.4

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m
Note - reconciliation of movements in equity						
Total - as above		-	-	-	66.2	213.4
Dividends	12	-	-	-	-	(105.0)
Appropriations		-	-	-	-	-
Movement in own share	18	-	-	-	-	(3.1)
Balance at 31 December 2006		124.0	403.2	7.3	(1.3)	1,641.6
Balance at 30 June 2007		124.0	403.2	7.3	64.9	1,746.9

STATUTORY CONSOLIDATED STATEMENT OF RECOGNISED INCOME

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m
Six months ended 30 June 2006						
Net movement in available for sale reserve		-	-	-	(43.8)	-
Actuarial gains and losses		-	-	-	-	(18.0)
Tax effects of the above		-	-	-	12.8	5.4
Total of items recognised directly in equity		-	-	-	(31.0)	(12.6)
Profit for the period		-	-	-	-	187.8
Total recognised income and expenses for the period		-	-	-	(31.0)	175.2
Note - reconciliation of movements in equity						
Total - as above		-	-	-	(31.0)	175.2
Issue of preference shares		0.1	396.4	-	-	-
Dividends	12	-	-	-	-	(86.6)
Appropriations		-	-	-	-	-
Movement in own shares	18	-	-	-	-	14.3
Reclassification of other reserves		-	-	-	14.9	(14.9)
Balance at 31 December 2005		123.9	6.8	7.3	11.1	1,426.5
Balance at 30 June 2006		124.0	403.2	7.3	(5.0)	1,514.5

	Note	Called up share capital £m	Share premium account £m	Capital redemption reserve £m	Other reserves £m	Retained earnings £m
Year ended 31 December 2006						
Net movement in available for sale reserve		-	-	-	(38.1)	-
Actuarial gains and losses		-	-	-	-	(16.5)
Tax effects of the above		-	-	-	10.8	4.9
Total of items recognised directly in equity		-	-	-	(27.3)	(11.6)
Profit for the period		-	-	-	-	394.5
Total recognised income and expenses for the period		-	-	-	(27.3)	382.9
Note - reconciliation of movements in equity						
Total - as above		-	-	-	(27.3)	382.9
Issue of preference shares		0.1	396.4	-	-	-
Dividends	12	-	-	-	-	(132.3)
Appropriations		-	-	-	-	-
Movement in own shares	18	-	-	-	-	(20.6)
Reclassification of other reserves		-	-	-	14.9	(14.9)
Balance at 31 December 2005		123.9	6.8	7.3	11.1	1,426.5
Balance at 31 December 2006		124.0	403.2	7.3	(1.3)	1,641.6

NOTES TO THE RESULTS

1. Basis of Preparation

The financial information contained in this Interim Report has been prepared in accordance with the Listing Rules of the Financial Services Authority. The accounting policies and method used to prepare the 2007 Interim Results with the exception of the change in presentation detailed in note 2, remain unchanged from those used in the preparation of the 2006 full year statutory accounts. These Interim Results do not contain all the disclosures in IAS 34 "Interim Financial Reporting" as it is not mandatory for these results.

2. Prior Year Restatement

The Group enters into derivative financial instruments for economic hedging purposes. Some of these are designated and accounted for as IAS 39 compliant fair value or cashflow hedging relationships. Others which although effective

as economic hedges are not accounted for as hedges within the statutory results. These derivatives include forward currency contracts, economic hedges of certain foreign currency assets and liabilities, wholesale funding and instruments included within non shareholders' funds and previously effective hedges which no longer meet the hedge accounting criteria and consequently have been de-designated and accounted for as trading derivatives.

The fair value movements of future cashflows (excluding accruals) on trading derivatives were previously separately identified within "Net hedge ineffectiveness and other unrealised fair value gains and losses", together with the translation gains and losses on underlying instruments arising from the retranslation from foreign currency into sterling. The periodic interest settlements and accruals on such derivatives are included within interest income or expense, as appropriate.

Net hedge ineffectiveness on fair value hedges represents the difference between changes in the fair value of future cashflows (excluding accruals) of the hedging derivatives and the changes in the fair value of future cashflows (excluding accruals) of the underlying hedged items. The periodic interest settlements and accruals on such derivatives are included within interest income or expense, as appropriate.

The disclosure of these items has been amended within the income statement. Hedge ineffectiveness on IAS 39 compliant fair value and cashflow hedges is now included within interest income or interest expense as appropriate and all other items previously recorded within net hedge ineffectiveness are now presented within net trading income. In addition, gains and losses on available for sale securities, previously included within interest receivable, have been reclassified as a separate component of income.

These changes mean it is necessary to amend the 2006 first half and full year previously published figures. In accordance with accounting practice and in the interests of comparability, the results for the six months ended 30 June 2006 and the year ended 31 December 2006 have therefore been restated. There is no impact on the overall results or net assets for either period.

2. Prior Year Restatement (continued)

The impact on the previously published figures is as follows:

Six months to 30 June 2006	As reported £m	Restatement £m	Restated £m
Interest and similar income	2,280.4	13.7	2,294.1
Interest expense and similar charges	(1,878.5)	3.4	(1,875.1)
Net interest income	401.9	17.1	419.0
Fee and commission income	98.2	-	98.2
Fee and commission expense	(21.1)	-	(21.1)
Other operating income	0.6	-	0.6
Losses on disposal of available for sale securities	-	(3.0)	(3.0)
Net trading income	-	(5.6)	(5.6)
Net hedge ineffectiveness	8.5	(8.5)	-

Total income	488.1	-	488.1

Year to 31 December 2006	As reported £m	Restatement £m	Restated £m
Interest and similar income	4,972.3	(37.5)	4,934.8
Interest expense and similar charges	(4,123.2)	6.5	(4,116.7)
Net interest income	849.1	(31.0)	818.1
Fee and commission income	193.2	-	193.2
Fee and commission expense	(42.9)	-	(42.9)
Other operating income	2.5	(1.1)	1.4
Gains on disposal of available for sale securities	-	45.1	45.1
Net trading income	-	1.9	1.9
Net hedge ineffectiveness	14.9	(14.9)	-
Total income	1,016.8	-	1,016.8

NOTES TO THE RESULTS (CONTINUED)

3. Underlying Results

Underlying results are reconciled to the statutory results in the following table

Six months to 30 June 2007	Profit before taxation £m	Profit for the period £m	Profit attributable to equity shareholders £m
Reported statutory results	296.1	208.1	188.2
Interest implicit in forward foreign exchange contracts (note 5)	0.6	0.6	0.6
Hedge ineffectiveness within interest income (note 5)	29.5	29.5	29.5
	30.1	30.1	30.1
Realised gains on swaps (see below)	39.0	39.0	39.0
Interest implicit in forward foreign exchange contracts (note 5)	(23.5)	(23.5)	(23.5)
Hedge ineffectiveness within interest expense (note 5)	(2.8)	(2.8)	(2.8)
	(26.3)	(26.3)	(26.3)
Underlying adjustment to net trading income (note 7)	10.2	10.2	10.2
Impact of covenant to The Northern Rock Foundation	(2.5)	(2.5)	(2.5)
Associated taxation	-	(15.0)	(15.0)

Underlying results	346.6	243.6	223.7

	Six months to 30 June 2006 Profit before taxation	Profit for the period	Profit attributable to equity shareholders
	£m	£m	£m
Reported statutory results	293.9	208.1	187.8
Hedge ineffectiveness within interest income (note 5)	(10.7)	(10.7)	(10.7)
Interest implicit in forward foreign exchange contracts (note 5)	(12.7)	(12.7)	(12.7)
Hedge ineffectiveness within interest expense (note 5)	(3.4)	(3.4)	(3.4)
	(16.1)	(16.1)	(16.1)
Underlying adjustment to net trading income (note 7)	5.6	5.6	5.6
Impact of covenant to The Northern Rock Foundation	1.0	1.0	1.0
Associated taxation	-	5.9	5.9
Underlying results	273.7	193.8	173.5

3. Underlying Results (continued)

	Year ended 31 December 2006 Profit before taxation	Profit for the year	Profit attributable to equity shareholders
	£m	£m	£m
Reported statutory results	626.7	443.0	394.5
Hedge ineffectiveness within interest income (note 5)	(7.6)	(7.6)	(7.6)
Interest implicit in forward foreign exchange contracts (note 5)	(26.1)	(26.1)	(26.1)
Hedge ineffectiveness within interest expense (note 5)	(6.5)	(6.5)	(6.5)
	(32.6)	(32.6)	(32.6)
Underlying adjustment to net trading income (note 7)	(0.8)	(0.8)	(0.8)
Impact of covenant to The Northern Rock Foundation	2.0	2.0	2.0

Associated taxation	-	11.5	11.5
Underlying results	587.7	415.5	367.0

Statutory and underlying results include within net interest income all periodic interest settlements and accruals on all derivative contracts, whether or not designated within an accounting hedge relationship. Excluded from underlying results is the impact of hedge accounting ineffectiveness on derivatives and associated hedged items where fair value hedge accounting has been obtained. This impact is included within net interest income in the statutory results.

Hedge accounting ineffectiveness recorded within interest income and expense on fair value hedges represents the difference between changes in the fair value of future cashflows (excluding accruals) of the hedging derivatives and the changes in the fair value of future cashflows (excluding accruals) of the underlying hedged items. Hedge ineffectiveness recorded within interest income and expense on cashflow hedges represents the difference between the cumulative gain or loss on the hedging instrument (excluding accruals), and the cumulative change in fair value of the expected future cashflows on the hedged item from inception of the hedge accounting relationship.

Underlying results also include the interest related fair value movements on forward exchange contracts that are not designated within a hedge accounting relationship. Interest implicit in forward exchange contracts represents the difference between the sterling cost implicit from the sterling leg of the derivative and the currency coupon on the foreign currency leg of the derivative translated at spot exchange rates. This is regarded as the interest element of the forward exchange contract. The remainder of the contract is the difference between the full fair value of the contract and the interest element of the contract and represents the currency fair value element of the contract. The currency fair value element of the forward exchange contract and translation gains and losses on foreign currency assets and liabilities are excluded from underlying results. These are included within net trading income in the statutory results.

3. Underlying Results (continued)

Within the statutory results, all gains and losses on derivatives are recognised through income on a fair value basis. On an underlying basis, such fair value gains and losses are excluded as they represent the net present value of expected future cashflows on these instruments, which will be reflected in net interest income in future periods as they occur. Where derivatives are closed out prior to maturity, these future cashflows will not occur. However, the fair value relating to these cashflows will remain within "Fair value movements of future cashflows on derivatives not in hedge accounting relationships" as part of "Net trading income" (see note 7) on a statutory basis and will not move to net interest income over time. Since this element of net trading income is excluded from underlying income, these gains and losses would never be reflected in underlying income, thus creating a permanent difference between statutory and underlying results, unless such gains and losses are included within underlying income in the period in which they are realised. Such derivatives comprise those that were not accounted for in a hedge relationship at the point in time they were closed out, comprising swaps that were:

- either in overhedged positions of the retail mortgage book; or

- transacted to hedge economically items not eligible for hedge accounting

under IAS 39, such as equity.

These net realised gains represent the total gain or loss on the closed out derivatives since their origination whilst not in a hedge accounting relationship. On a statutory basis, these gains and losses were recognised in previous periods in the line item "Net hedge ineffectiveness". For 2007, fair value gains and losses on derivatives outside a hedge accounting relationship are now recognised within "Net trading income". These gains and losses are measured and recognised on a statutory basis in accordance with IFRS fair value requirements. On an underlying basis their recognition is in line with the timing of their realisation, on a cashflow basis, as opposed to the fair value basis used in IFRS. The table below details the recognition of these gains on both a statutory and underlying basis.

	Full year 2005 £m	Full year 2006 £m	Six months to 30 June 2007 £m	Total £m
Statutory	(12.4)	60.1	(8.7)	39.0
Underlying	-	-	39.0	39.0

There are no such realised gains or losses to be recognised in underlying income in prior periods as no derivatives meeting the above criteria were closed out prior to maturity.

4. Total Income

	Six months to 30 June 2007 £m	Six months to 30 June 2006 (Restated) £m	Full year 2006 (Restated) £m
Reported total income	520.1	488.1	1,016.8
Adjustments:			
Realised gains on swaps (note 3)	39.0	-	-
Underlying adjustment to net interest income (note 3)	3.8	(26.8)	(40.2)
Underlying adjustment to net trading income (note 7)	10.2	5.6	(0.8)
Underlying total income	573.1	466.9	975.8
Mean total assets	107,258.5	85,764.6	91,859.6
Mean total assets (underlying)	106,727.1	84,545.6	90,762.2
Mean risk weighted assets	17,965.3	26,756.1	28,561.2
Mean risk weighted assets (underlying)	17,965.3	26,756.1	28,561.2
Underlying total income : mean total assets (underlying)	1.07%	1.10%	1.08%
Underlying total income : mean risk weighted assets (underlying)	6.38%	3.49%	3.42%

Total income : mean total assets	0.97%	1.14%	1.11%
Total income : mean risk weighted assets	5.79%	3.65%	3.56%

Underlying total income includes the interest related fair value movements on forward currency contracts and excludes the hedge accounting ineffectiveness on fair value hedge relationships. It also excludes the currency fair value element of forward exchange contracts and translation gains and losses on foreign currency assets and liabilities.

Underlying total assets exclude the effect of fair value adjustments. Risk weighted assets are determined under Basle II for 2007 and Basle I for 2006.

5. Net Interest Income

Interest margin has been calculated by reference to average interest earning assets excluding fair value adjustments. Average balances have been calculated on a monthly basis. Interest spread represents the difference between interest receivable as a % of average interest earning assets, excluding fair value adjustments, and interest payable as a % of average interest bearing liabilities, exclduding fair value adjustments.

For the purpose of calculating interest margin and spread, average balances for assets and liabilities denominated in foreign currencies, where these have been economically hedged, are based on the contract rate implicit in the associated hedging instrument.

5. Net Interest Income (continued)

	Six months to 30 June 2007	2006 (Restated)	Full year 2006 (Restated)
	£m	£m	£m
Interest income			
Secured advances	2,546.1	1,863.7	3,989.0
Other lending	254.3	194.8	416.4
Investment securities and deposits	390.1	235.6	529.4
Interest income as reported	3,190.5	2,294.1	4,934.8
Adjusted for:			
Realised gains on swaps (note 3)	39.0	-	-
Hedge ineffectiveness (note 3)	29.5	(10.7)	(7.6)
Interest implicit in forward foreign exchange contracts (note 3)	0.6	-	-
Gains/(losses) on disposal of available for sale securities	37.9	(3.0)	45.1
Underlying interest income	3,297.5	2,280.4	4,972.3
Interest expense			
Retail customer accounts	571.7	454.5	958.3
Other deposits and loans	2,190.7	1,395.5	3,102.6
Subordinated liabilities	26.0	21.8	46.4

Other	2.2	(3.2)	(4.0)
Tier one notes	7.3	6.5	13.4
	--------	--------	--------
Interest expense as reported	2,797.9	1,875.1	4,116.7
Adjusted for:			
Hedge ineffectiveness (note 3)	2.8	3.4	6.5
Interest implicit in forward foreign exchange contracts (note 3)	23.5	12.7	26.1
	--------	--------	--------
Underlying interest expense	2,824.2	1,891.2	4,149.3
	--------	--------	--------
	--------	--------	--------
Net interest income as reported	392.6	419.0	818.1
	--------	--------	--------
	--------	--------	--------
Underlying net interest income	473.3	389.2	823.0
	--------	--------	--------
Average interest earning assets excluding fair value adjustments	106,050.5	84,224.3	88,787.6
Average interest bearing liabilities excluding fair value adjustments	102,734.0	81,627.8	85,957.0
Underlying interest margin	0.86%	0.89%	0.93%
Underlying interest spread	0.68%	0.75%	0.77%
Interest margin as reported	0.70%	0.96%	0.92%
Interest spread as reported	0.53%	0.82%	0.77%

Included within interest income is an adjustment of £1.6 million (30 June 2006: £1.6 million, 31 December 2006 £3.3million) with respect to the unwind of the discount included in the impairment allowance.

Gains on disposal of available for sale securities have been recategorised within underlying net interest income for the purpose of underlying results.

6. Gains on Disposal of Loan Books

On 22 June 2007, the Group sold £833.1 million (net of provisions and fair value adjustments) of its commercial loan portfolio to Lehman Commercial Mortgage Conduit Limited. Proceeds (net of costs) of £850.9 million were received, the surplus on disposal amounted to £17.8 million and is recorded in other income. Included in the reported results for the six months ended 30 June 2007 is net interest income of £3.4 million (30 June 2006: £3.8 million, 31 December 2006: £7.8 million) in relation to those assets to the date of disposal.

7. Net Trading Income

Net trading income comprises:

	Six months to 30 June		Full year
	2007	2006	2006
		(Restated)	(Restated)
	£m	£m	£m

Net income from financial assets designated at fair value	0.7	-	1.1
Fair value movements of future cashflows excluding accurals on derivatives not in hedge accounting relationships	(536.3)	(1,189.6)	(2,811.8)
Translation gains	526.1	1,184.0	2,812.6
Net trading income as reported	(9.5)	(5.6)	1.9
Adjusted for:			
Fair value movements of future cashflows excluding accruals on derivatives not in hedge accounting relationships	536.3	1,189.6	2,811.8
Translation gains	(526.1)	(1,184.0)	(2,812.6)
	10.2	5.6	(0.8)
Underlying net trading income	0.7	-	1.1

8. Operating Expenses

Operating expenses, excluding the covenant to The Northern Rock Foundation, are as follows:

	Six months to 30 June 2007 £m	2006 £m	Full year 2006 £m
Staff costs	95.2	77.8	162.0
Other expenses	43.2	42.7	85.2
Depreciation and amortisation	14.0	14.5	30.3
Total operating expenses	152.4	135.0	277.5

The average number of persons employed by the Group was as follows:

	Six months to 30 June 2007	2006	Full year 2006
Full time	5,059	4,760	4,811
Part time	1,198	1,119	1,125

9. Interest Incentives and Fees

Included within the consolidated balance sheet are the following:

	Mortgage incentives £m	Fees receivable £m	Fees payable £m
Balance at 1 January 2007	420.1	(348.9)	234.0

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i... 09/10/2007

Amounts charged / paid	494.1	(135.4)	85.6
Released in the period	(460.0)	106.2	(70.3)
Balance at 30 June 2007	454.2	(378.1)	249.3

	Mortgage incentives £m	Fees receivable £m	Fees payable £m
Balance at 1 January 2006	418.4	(292.0)	191.4
Amounts charged / paid	359.7	(111.9)	73.8
Released in the period	(337.5)	79.7	(54.7)
Balance at 30 June 2006	440.6	(324.2)	210.5

	Mortgage incentives £m	Fees receivable £m	Fees payable £m
Balance at 1 January 2006	418.4	(292.0)	191.4
Amounts charged / paid	740.9	(226.3)	158.6
Released in the year	(739.2)	169.4	(116.0)
Balance at 31 December 2006	420.1	(348.9)	234.0

10. Impairment Losses on Loans and Advances

	Six months to 30 June 2007 £m	2006 £m	Full year 2006 £m
Impairment charge			
Secured on residential property	4.3	5.2	5.9
Secured on residential buy to let property	(2.3)	4.0	0.5
Secured commercial	(1.1)	1.8	2.2
Unsecured	55.9	33.5	72.6
Total impairment charge	56.8	44.5	81.2
% of mean advances to customers	0.12%	0.12%	0.10%

10. Impairment Losses on Loans and Advances (continued)

	30 June 2007 £m	30 June 2006 £m	31 December 2006 £m
Impairment allowance			
Secured on residential property	17.0	26.0	21.3
Secured on residential buy to let property	2.5	6.6	4.9
Secured commercial	2.6	6.7	7.4
Unsecured	98.2	92.6	92.4

Total impairment allowance	120.3	131.9	126.0
% of period end advances to customers	0.13%	0.17%	0.15%

11. Residential Mortgage Arrears

	30 June 2007		30 June 2006		31 December 2006	
	Cases	%	Cases	%	Cases	%
3 - 6 months	2,346	0.30	2,356	0.34	2,433	0.33
Over 6 - 12 months	1,317	0.16	765	0.11	629	0.09
Over 12 months	46	0.01	20	-	34	-
Total	3,709	0.47	3,141	0.45	3,096	0.42

The percentage arrears are expressed as a percentage of the total number of residential mortgage customer accounts.

12. Dividends

The following tables analyse dividends when paid and the period to which they relate:

	Six months to 30 June 2007 pence per share	2006 pence per share	Full year 2006 pence per share
2005 final dividend	-	20.7	20.7
2006 interim dividend	-	-	10.9
2006 final dividend	25.3	-	-
	25.3	20.7	31.6

The proposed interim dividend in respect of 2007 amounts to 14.2 pence per share (£59.0 million). These Interim Results do not reflect this dividend payable.

12. Dividends (continued)

	Six months to 30 June 2007 £m	2006 £m	Full year 2006 £m
2005 final dividend	-	86.6	86.6
2006 interim dividend	-	-	45.7
2006 final dividend	105.0	-	-
	105.0	86.6	132.3

13. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit on ordinary activities attributable to equity shareholders (note 3) are as follows:

	Six months to 30 June 2007	2006	Full year 2006
	------	------	------
Weighted average number of Ordinary shares in issue	413.9m	416.8m	416.8m
Basic EPS	45.5p	45.1p	94.6p
Underlying EPS	54.0p	41.6p	88.1p

The weighted average number of Ordinary shares in issue has been determined after deducting shares held in trust for employee share schemes.

Diluted weighted average number of	417.0m	420.2m	420.7m
Diluted EPS	45.1p	44.7p	93.8p
Underlying diluted EPS	53.6p	41.3p	87.2p

The fully diluted EPS figures are calculated using the weighted average number of Ordinary shares in issue together with 3.1 million (30 June 2006: 3.4 million, 31 December 2006: 3.9 million) potentially dilutive Ordinary shares resulting from options granted under employee share schemes.

Foundation shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation shares can convert into Ordinary shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to the Foundation would cease.

NOTES TO THE RESULTS (CONTINUED)

14. Mortgage Lending

The following analysis of mortgage lending is based on total gross lending in each period:

	Six months to 30 June 2007	2006	Full year 2006
	%	%	%
Type of lending			
Fixed rate (long term - over 2 years)	17	24	23
Fixed rate (short term - up to and including 2 years)	44	25	32
Discount	4	6	5
Together	26	35	31
Lifetime	1	1	1
Buy to Let	8	9	8
Type of customer			
First time buyer	20	27	24
Next time buyer	45	41	44
Remortgage	35	32	32
Geographic spread			
North	12	16	14
Scotland / Northern Ireland	10	9	10
Midlands	23	26	26
South	55	49	50

15. Loans and Advances to Customers

	30 June 2007 £m	30 June 2006 £m	31 December 2006 £m
Advances secured on residential property not subject to securitisation	31,448.8	28,199.2	24,947.7
Advances secured on residential property subject to securitisation	49,762.7	35,712.8	47,063.4
	81,211.5	63,912.0	72,011.1
Residential buy to let loans not subject to securitisation	6,071.5	4,545.0	5,146.4
Residential buy to let loans subject to securitisation	110.0	159.2	134.2
	6,181.5	4,704.2	5,280.6
Total advances secured on residential property	87,393.0	68,616.2	77,291.7
Commercial secured advances not subject to securitisation	341.9	880.6	1,025.4
Commercial secured advances subject to securitisation	475.8	713.5	534.5
Total commercial secured advances	817.7	1,594.1	1,559.9
Unsecured loans not subject to securitisation	7,828.9	6,637.6	7,277.0
Unsecured investment loans	619.1	491.4	556.5
	96,658.7	77,339.3	86,685.1

16. Covered Bonds

Included within loans and advances to customers not subject to securitisation are £10,292.7 million (30 June 2006: £5,937.6 million, 31 December 2006: £7,283.1 million) of mortgage advances assigned to a bankruptcy remote special purpose vehicle. These loans provide security to issues of covered bonds made by Northern Rock, which are included within debt securities in issue amounting to £8,104.9 million (30 June 2006: £4,964.6 million, 31 December 2006: £6,201.8 million). Northern Rock retains substantially all the risks and rewards associated with these loans and therefore these transactions do not qualify for derecognition under IAS 39.

17. Analysis of Customer Accounts

	30 June 2007 £m	30 June 2006 £m	31 December 2006 £m
Branch accounts	5,597.2	5,562.5	5,572.8
Postal accounts	9,943.2	9,652.4	10,201.2
Internet accounts	4,129.4	1,856.9	2,224.9
Offshore accounts	3,775.8	3,559.1	3,613.7
Telephone accounts	440.8	616.7	527.5
Legal & General branded accounts	463.8	525.7	490.9

Total retail balances	24,350.2	21,773.3	22,631.0
Other customer accounts	5,772.6	3,577.7	4,236.6
	30,122.8	25,351.0	26,867.6

18. Own Shares

The (charge)/credit to retained earnings in respect of movements on own shares for the period is as follows:

	30 June 2007 £m	30 June 2006 £m	31 December 2006 £m
Employee share schemes - value of employee services	12.3	7.9	13.9
Cash received on exercise of employee options and for other employee share plans	1.6	5.1	6.6
Tax impact of share based payments	(0.6)	1.3	4.2
Purchase of shares	(16.4)	-	(45.3)
	(3.1)	14.3	(20.6)

19. Capital Structure

Basle II

The following table is presented in accordance with Basle II requirements:

	30 June 2007 £m	31 December 2006 £m
Core Tier 1		
Ordinary share capital	123.9	123.9
Share premium on ordinary share capital	6.8	6.8
Capital redemption reserve	7.3	7.3
Retained earnings	1,746.9	1,641.6
Pension scheme	(9.3)	15.2
Total Core Tier 1 capital	1,875.6	1,794.8
Perpetual Non-Cumulative Preference Shares		
Preference share capital	0.1	0.1
Share premium on preference share capital	396.4	396.4
Tier one notes	187.5	209.4
Total Perpetual Non-Cumulative Preference Shares	584.0	605.9
Innovative Tier 1		
Reserve capital instruments	299.3	299.3
Total Innovative Tier 1 capital	299.3	299.3

Deductions from Tier 1

Expected losses	(171.6)	(163.0)
Securitisation positions	(338.3)	(269.7)
Intangible assets	(100.8)	(90.4)
Total Deductions from Tier 1	(610.7)	(523.1)
Tier 1 capital after deductions	2,148.2	2,176.9
Upper Tier 2		
Perpetual subordinated debt	1,059.5	736.5
Collectively assessed impairment allowance	1.2	8.9
Total Upper Tier 2 capital	1,060.7	745.4
Lower Tier 2		
Term subordinated debt	746.7	762.4
Total Tier 2 capital	1,807.4	1,507.8
Deductions from Tier 2		
Expected losses	(171.6)	(163.0)
Securitisation positions	(338.3)	(269.7)
Total Deductions from Tier 2	(509.9)	(432.7)
Tier 2 capital after deductions	1,297.5	1,075.1
Total capital resources	3,445.7	3,252.0
Risk weighted assets	18,948.0	16,982.6

19. Capital Structure (continued)

On 25 June 2007 $650m (£328 million equivalent) of 6.594% Perpetual Fixed-to-Floating Rate Subordinated Notes were issued. The notes are not redeemable in the ordinary course of business before 28 June 2017 and subject to obtaining prior consent of the Financial Services Authority.

20. Final Dividend

The relevant dates for the 2007 interim dividend are as follows:

Ex dividend date 26 September 2007
Record date 28 September 2007
Payment date 26 October 2007

21. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2006 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a

statement under section 237(2) or (3) of the Act.

A summary of this report will appear as an advertisement in the Financial Times, The Times, The Daily Telegraph, The Scotsman and The Newcastle Journal on 26 July 2007. The report will also be available on the Northern Rock website www.northernrock.co.uk from 8.30am on 25 July 2007.

A presentation of the results will be given by Directors on the morning of the results announcement. A live web cast of the presentation will be available on the Northern Rock website on 25 July 2007 from 9.30am. A recording of this web cast will subsequently be available on the Northern Rock website from 3.00 pm on 25 July 2007.

Independent Review Report to Northern Rock plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2007 which comprises the consolidated balance sheet as at 30 June 2007 and the related consolidated statements of income, cashflows and statement of recognised income and expense for the six months then ended and related notes. We have read the other information contained in the Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Results, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the London Stock Exchange require that the accounting policies and presentatio applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

These Interim Results have been prepared in accordance with the basis set out in Note 1 "Basis of Preparation" in the notes to the Interim Results.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months

ended 30 June 2007.

PricewaterhouseCoopers LLP
Chartered Accountants
Newcastle upon Tyne
25 July 2007

Notes:

(a) The maintenance and integrity of the Northern Rock web site is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Contacts

City Contacts

Dave Jones
Group Finance Director
0191 279 4474

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Don Hunter
Finsbury Limited
020 7251 3801

Press Contacts

Brian Giles
Communications Director
0191 279 4981

John Watson
Operational Director
0191 279 5295

Ron Stout
Assistant Director - PR
0191 279 4921

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risk such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2007 OCT 15 A 11:47

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	NORTHERN ROCK STATEMENT
Released	17:53 17-Sep-07
Number	9965D

RNS Number:9965D
Northern Rock PLC
17 September 2007

STOCK EXCHANGE ANNOUNCEMENT

NORTHERN ROCK STATEMENT

There has been considerable speculation in the media over recent days regarding the possibility of a transaction with another party. Northern Rock is not in discussion with any other party at the present time, however the Board is aware of its fiduciary duty and is actively considering all strategic options in the interests of shareholders, customers and other stakeholders.

The Chancellor's statement makes it clear beyond any doubt that all savings in Northern Rock are safe and secure. Consequently anybody who is in a queue outside a branch, or who is trying to access an online account can be fully reassured that there is no cause for concern whatsoever.

City Contacts	Press Contacts
Brian Giles Communications Director 0191 279 4676	John Watson Corporate Communications 0191 279 5295
Dave Jones Group Finance Director 0191 279 4366	Richard Moorin Investor Relations 0191 279 4093
Simon Hall Investor Relations 0191 279 6090	James Murgatroyd Finsbury Limited 020 7251 3801

Important Notice

This announcement should be read in conjunction with our announcement for the half year ended June 2007, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk.

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or

implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

02-35026

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	TRADING UPDATE
Released	07:01 14-Sep-07
Number	8584D

RNS Number:8584D
Northern Rock PLC
14 September 2007

STOCK EXCHANGE ANNOUNCEMENT

NORTHERN ROCK PLC

STATEMENT ON MARKET CONDITIONS AND TRADING UPDATE

14 SEPTEMBER 2007

Introduction

In light of the continuing extreme conditions in global liquidity, Northern Rock plc (Northern Rock) takes the opportunity to update the market on its trading performance and outlook.

It has now become clear that the global credit and liquidity markets have not recovered in the early part of September, and that there continues to be a severe liquidity squeeze. In the UK, this is demonstrated by 3 Month Sterling Libor currently running at over 1% higher than Bank Base Rate. In these circumstances, Northern Rock has taken action to preserve liquidity and to maintain margins on its current loan book, while modifying its lending approach to avoid writing new business that is unprofitable in current conditions.

Although Northern Rock expects its new lending volumes to increase once the wholesale funding markets return to more normal volumes and prices, it must now plan on the basis that the wholesale funding markets will not return to historic levels in the short to medium term. In addition, the previously announced decision to dispose of more capital inefficient assets has been suspended but will be resumed once the pricing environment for such assets improves.

On the assumption that the current conditions remain until the end of 2007, there will clearly be an impact on Northern Rock's 2007 asset growth and, therefore, on profits. There will also be a consequential impact on its 2008 profits, which will be driven by developments in global liquidity conditions and the interest rate and credit risk environment, as well as the prospects for the UK mortgage market.

Funding

Global investor appetite in the medium and long term markets, for either senior unsecured or asset backed securities, is currently greatly reduced. Whilst we expect conditions will improve over the medium term, potential volumes and pricing levels for the remainder of 2007 are likely to remain less favourable than those which have been achieved during the last two years. While Northern Rock has continued to raise new funds, these have been mainly in the short term wholesale debt markets and the amounts raised have not allowed Northern Rock to

refinance maturing liabilities as well as to write new business at previous levels. In view of the difficulties Northern Rock has had in accessing longer term funding and the mortgage securitisation markets, the Company has been using its cash and other liquid reserves to support the funding of its business. Northern Rock expects current market conditions to continue for some time.

In light of the above, Northern Rock has concluded that it is important to ensure that additional standby liquidity arrangements are available. Accordingly, Northern Rock has agreed with the Bank of England that it can raise such amounts of liquidity as may be necessary by either borrowing on a secured basis from the Bank of England or entering into repurchase facilities with the Bank of England. Such repurchase facilities would include securities that have prime residential mortgage assets as underlying collateral. The collateral that can be used under this "Repo" facility is similar in nature to the collateral currently utilised by many Eurozone banks with the ECB. This additional source of funding will enable Northern Rock to adapt its business model in line with the developing market conditions.

Lending Volumes

In the first 8 months of the year, Northern Rock's total net lending was up 43% over the same period in 2006, with net residential lending up 55%. Given the current global liquidity squeeze, Northern Rock has slowed new lending volumes and we expect the effects of slower lending to be reflected in fourth quarter figures. We therefore expect that total asset growth for 2007 will be around 9%.

Asset Quality

Northern Rock is a prime-only lender and credit quality on all its loan books remains strong. 3 months plus arrears in the residential book were 0.47% at the end of August (0.47% in June), still under half the industry average, and 1.21% (1.11% in June) on the standalone unsecured book. 3 months plus arrears on the Together secured book were 0.86% at the end of August (0.90% in June).

Treasury Investments

Northern Rock Treasury invests in high quality and well diversified assets. The statutory balance sheet in our interim results reported Treasury assets of £15.4 billion. At 31 August 2007 Treasury assets were rated 35% AAA, 31% AA, 25% A and 9% BBB. Our largest exposures were 24% to sovereigns, 46% to financial institutions and 22% to asset backed securities.

As announced on 20 August 2007, Northern Rock only has a £75 million direct exposure to the US sub-prime market which is all rated AAA, and a £200 million exposure to the US CDO market, within which there is indirect exposure to US sub-prime. Of the £275 million combined exposure, £193 million is rated AAA. Our combined exposure represents only 0.24% of total assets as at 30 June 2007.

We also have £325 million of investments in a number of Structured Investment Vehicles (SIVs) of which £305 million is bank sponsored. Included in the £200 million of CDOs referred to above is a modest exposure of £22 million of SIV Lites.

Northern Rock does not operate an off-balance sheet conduit, nor does it invest in asset backed commercial paper.

Costs

Costs at Northern Rock continue to be tightly controlled, with cost growth expected at around 3% in 2007, which is lower than previously guided reflecting reduced business activity.

Profit and Outlook

Given the slowing of asset growth resulting from the credit and liquidity turmoil, Northern Rock now expects underlying profit before tax* for 2007 will be around £500 million - £540 million, compared to £588 million in 2006. Current consensus forecast for 2007 underlying profit before tax is £647 million, which includes around £37 million from further asset sales and swap gains beyond those already realised. Our expectation for 2007 assumes no further programmed asset disposals in 2007 and no further AFS gains or interest rate swap gains, other than those already announced and booked at the time of the H1 results. It also excludes any provisions that may have to be taken through the profit and loss account in respect of the Treasury investments referred to above.

Northern Rock will continue its strategy of providing prime-only UK residential mortgages through its efficient and service driven business platform. The business model will, however, evolve in line with the developing market conditions.

The outlook for 2008 will depend on the speed of the recovery in global wholesale funding markets and where interest rate spreads stabilise in the global wholesale funding markets, as well as the evolution of the company's business model.

Northern Rock remains well capitalised as indicated in our interim results to 30 June 2007 and we expect our capital position to be strengthened further with slower asset growth. The interim dividend will be paid as planned on 26 October 2007.

Further information on Northern Rock's 2007 trading performance will be provided in a Preclose Trading Statement in early December 2007.

COMMENT

Adam J Applegarth, Chief Executive of Northern Rock, commented:

"We are seeing extreme conditions in global liquidity, which have impacted on world markets. As a result, we have taken prudent action to rein back our lending until markets normalise. Against that background it is inevitable, albeit disappointing, that our profits will be affected. We remain focused on prime lending in the UK mortgage market and our credit quality remains robust. The support of the Bank of England through this facility reflects a recognition that Northern Rock is solvent, exceeds its regulatory capital requirement and has a good quality loan book. In these extreme times we are pleased to have a high quality asset base and remain confident in the excellence of our strong customer franchise, our efficient business platform and our well-known brand."

Conference Call Details

A conference call for analysts and investors will take place at 9.30 a.m. today (14 September). To access the call, please call 0845 245 5000 (International +44 1452 562 716) and ask for the Northern Rock conference call, ID 17098562. The call will also be broadcast via www.northernrock.co.uk.

A replay of the conference call will be available on the website, or by calling 0845 245 5205 (International +44 1452 550 000) and keying in the pass number 17098562#.

City Contacts

Adam Applegarth
Chief Executive
0191 279 4525

Press Contacts

Brian Giles
Communications Director
0191 279 4676

Dave Jones
Group Finance Director
0191 279 4366

John Watson
Corporate Communications
0191 279 5295

Richard Moorin
Investor Relations
0191 279 4093

Ron Stout
Corporate Communications
0191 279 4921

Simon Hall
Investor Relations
0191 279 6090

James Murgatroyd
Finsbury Limited
020 7251 3801

Important Notice

This announcement should be read in conjunction with our announcement for the half year ended June 2007, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk.

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

----

* Underlying profit before tax excludes the effects of fair value volatility and hedge ineffectiveness to present a more appropriate view of the ongoing underlying performance of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

82-35026

Regulatory Announcement

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Asset Disposals & Investments
Released	16:47 20-Aug-07
Number	5159C

RNS Number:5159C
Northern Rock PLC
20 August 2007

NORTHERN ROCK PLC

ASSET DISPOSALS & INVESTMENTS

20 AUGUST 2007

Northern Rock informs the market that it completed the sale of approximately £465 million of Commercial Secured loans to Lehman Commercial Mortgage Conduit Limited (LCMCL) (a wholly owned subsidiary of Lehman Brothers), on 20 August 2007. This sale, completed at the expected price, follows the sale on 22 June of £838 million of Commercial Secured Loans to LCMCL and was the next phase of that transaction, which was reported in the pre-close statement made on 27 June 2007. This sale is made in accordance with Northern Rock's previously stated strategy of removing higher risk weighted assets from its balance sheet, following receipt of its Basle II IRB waiver.

In response to investor enquiries we are also taking this opportunity to provide an update on Northern Rock's holding of US Collateralised Debt Obligations (CDOs) and US home equity mortgage backed securities within its Treasury banking book.

Northern Rock's total investment in these asset classes is minimal, representing 0.24% of reported total assets of £113 billion at 30 June 2007. These investments are intended to be held to their maturity and none have been downgraded or had their outlook changed by any rating agency.

Northern Rock's investment in US CDOs amounts to approximately £200 million, all of which is investment grade (59% AAA, 28% AA, 8% A and 5% BBB). The Company has no exposure to the equity tranches of any US CDOs. The investment in US home equity mortgage backed securities amounts to approximately £75 million, all of which are rated AAA. These securities have a duration of less than two years and no exposure to 2006 or 2007 lending.

Northern Rock's Quarter three statement is due to be announced on 1 October 2007.

City Contacts

Dave Jones
Group Finance Director
0191 279 4366

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

James Murgatroyd
Finsbury Limited
020 7251 3801

Important Notice

This announcement should be read in conjunction with our announcement for the half year ended June 2007, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk.

This document contains certain forward-looking statements with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

RECEIVED
2007 OCT 15 A 11:40

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	NORTHERN ROCK UPDATE
Released	18:29 25-Sep-07
Number	4920E

RNS Number:4920E
Northern Rock PLC
25 September 2007

NORTHERN ROCK UPDATE

The Company continues to benefit from the availability of a standby liquidity facility from the Bank of England and the Chancellor of the Exchequer has confirmed that, should it be necessary, HM Treasury, with the Bank of England, would guarantee existing deposits with Northern Rock on the basis announced by HM Treasury on 17, 20 and 21 September during the current instability in the financial markets.

In light of recent speculation the Company wishes to provide the market with an update.

The Company has received a number of approaches regarding a variety of potential transactions, including the possibility of an offer being made for the Company although no price has been referred to. The Company is in preliminary discussions with selected parties but emphasises that there can be no certainty as to the outcome of such discussions.

The Board is also continuing to progress the evolution of its business model in the light of current market conditions. The Board believes that it would not be appropriate to make any interim dividend payment until it can make a full announcement regarding the outcome of discussions with other parties and the development of the business model. Accordingly the Board is cancelling the interim dividend per share of 14.2p announced on 25 July 2007 which was due for payment on 26 October 2007.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Northern Rock plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an

"interest" in "relevant securities" of Northern Rock plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Northern Rock plc by Northern Rock plc, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

City Contacts

Dave Jones
Group Finance Director
0191 279 4366

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Rule 2.10 Announcement
Released	08:48 26-Sep-07
Number	5080E

RNS Number:5080E
Northern Rock PLC
26 September 2007

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), Northern Rock plc confirms that it has 421,226,000 ordinary shares of 25 pence each and 74,333,500 Foundation shares of 25 pence in issue.

The ISIN reference for the ordinary shares is GB001452795

There is not an ISIN reference for the Foundation shares. Foundation shares are owned by The Northern Rock Foundation and such shares are not listed. Foundation shares are convertible into ordinary shares in the Company in certain circumstances, as provided in the Articles of Association.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Northern Rock plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Northern Rock plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Northern Rock plc by Northern Rock plc, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

City Contacts

Dave Jones
Group Finance Director
0191 279 4366

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Company	Northern Rock PLC
TIDM	NRK
Headline	Rule 2.10 Announcement
Released	17:46 26-Sep-07
Number	5760E

northern rock

RNS Number:5760E
Northern Rock PLC
26 September 2007

Further to the announcement of 26 September 2007 pursuant to Rule 2.10 of the City Code on Takeovers and Mergers (the 'Code'), Northern Rock plc confirms that the ISIN reference for the ordinary shares is GB0001452795.

City Contacts

Dave Jones
Group Finance Director
0191 279 4366

Richard Moorin
Investor Relations
0191 279 4093

Simon Hall
Investor Relations
0191 279 6090

Press Contacts

Brian Giles
Communications Director
0191 279 4676

John Watson
Corporate Communications
0191 279 5295

Ron Stout
Corporate Communications
0191 279 4921

James Murgatroyd
Finsbury Limited
020 7251 3801

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1% or more of any class of 'relevant securities' of Northern Rock plc, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Northern Rock plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Northern Rock plc by Northern Rock plc, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant

securities ''dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

This information is provided by RNS
The company news service from the London Stock Exchange

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©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Director Declaration
Released	11:53 03-Sep-07
Number	1809D

RNS Number:1809D
Northern Rock PLC
03 September 2007

NORTHERN ROCK PLC

DIRECTOR DECLARATION

In accordance with Listing Rule 9.6.14, Northern Rock plc announces that Sir Ian Gibson, Senior Independent Director, was appointed as Non-Executive Deputy Chairman of Wm Morrison Supermarkets plc on 1 September 2007 and will become Non-Executive Chairman of that Company following the retirement of the current Chairman, expected to be on or before 13 March 2008.

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

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RECEIVED

2007 OCT 16 A 11:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Publication of Prospectus
Released	10:01 02-Aug-07
Number	4017B

RNS Number:4017B
Northern Rock PLC
02 August 2007

northern rock

1 August 2007

Northern Rock plc - Publication of Prospectus

The following Supplementary Prospectuses were approved by the UK Listing Authority on 31 July 2007 and are available for viewing on the website of the London Stock Exchange plc:

Supplementary Prospectus dated 31 July 2007 relating to the Prospectus dated 19 June 2007 (the EMTN Prospectus) relating to the U.S.$25,000,000,000 Euro Medium Term Note Programme of Northern Rock plc.

Supplementary Prospectus dated 31 July 2007 relating to the Prospectus dated 7 June 2006 (the Covered Bond Prospectus) relating to the €30,000,000,000 Global Covered Bond Programme of Northern Rock plc.

To view the full documents, please paste the following URLs into the address bar of your browser. Supplementary Prospectus (EMTN Prospectus)

www.rns-pdf.londonstockexchange.com/rns/4017b_1-2007-8-2.pdf PROVIDED.

Supplementary Prospectus (Covered Bond Prospectus)

www.rns-pdf.londonstockexchange.com/rns/4017b_2-2007-8-2.pdf PROVIDED.

A copy of the unaudited interim results of Northern Rock plc for the six month period ended 30 June 2007 is available for viewing on the website of the London Stock Exchange plc at the following address:

www.londonstockexchange.com/en-gb/pricesnews/marketnews/ PLEASE SEE TAB 6

www.rns-pdf.londonstockexchange.com/rns/4017b_-2007-8-2.pdf

The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority.

Neither Prospectus is provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

For further information, please contact:

Antony Swalwell, Northern Rock plc
Operational Director Capital Markets
Tel: +44 (0)191 279 4553

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in each Prospectus (as supplemented) may be addressed to and/or targeted at persons who are residents of particular countries (specified in such Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in such Prospectus is not addressed. Prior to relying on the information contained in such Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

In particular, neither Prospectus on this website constitutes an offer of securities for sale in the United States. This is not for distribution in the United States. The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under any relevant securities laws of any state of the United States of America and are subject to U.S. tax law requirements. Subject to certain exceptions, the securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons or to persons within the United States of America, as such terms are defined in Regulation S under the Securities Act. There will be no public offering of the securities in the United States.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

82-3502?

SUPPLEMENTARY PROSPECTUS DATED 31 JULY 2007

northern rock

NORTHERN ROCK PLC

(Incorporated with limited liability in England and Wales under the Companies Act 1985, registered number 3273685)

U.S.$25,000,000,000
Euro Medium Term Note Programme

This Supplement (the **Supplement**) to the Prospectus (the **Prospectus**) dated 19 June 2007, which comprises a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC, constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 and is prepared in connection with the U.S.$25,000,000,000 Euro Medium Term Note Programme (the **Programme**) established by Northern Rock plc (the **Issuer**). Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the Issuer.

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge of the Issuer (which has taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 25 July 2007, the Issuer published its consolidated unaudited interim results as at and for the six month period ended 30 June 2007 (the **Interim Results**). A copy of the Interim Results has been filed with the Financial Services Authority and, by virtue of this Supplement, the Interim Results are incorporated in, and form part of, the Prospectus.

Copies of the Prospectus and each document incorporated by reference in the Prospectus can be obtained, upon request and free of charge, from the registered office of the Issuer and from the specified office of the Agent in London, as described on pages 9, 67 and 68, respectively, of the Prospectus. In addition, the Prospectus and each document incorporated by reference in the Prospectus are also available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/*.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement, or any other supplements to the Prospectus issued by the Issuer, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus since the publication of the Prospectus.

SUPPLEMENTARY PROSPECTUS DATED 31 JULY 2007

Northern Rock plc

(Incorporated with limited liability in England and Wales)

€30 billion
Global Covered Bond Programme
unconditionally and irrevocably guaranteed as to payments of interest and principal by

Northern Rock Covered Bond LLP

(a limited liability partnership incorporated in England and Wales)

This Supplement (the **Supplement**) to the Prospectus dated 7 June 2007 (the **Prospectus**), which comprises a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC, constitutes a supplementary prospectus for the purposes of Section 87G of the Financial Services and Markets Act 2000 and is prepared in connection with the €30 billion Global Covered Bond Programme (the **Programme**) established by Northern Rock plc (the **Issuer**) and unconditionally and irrevocably guaranteed as to payments of interest and principal by Northern Rock Covered Bond LLP (the **LLP**). Terms defined in the Prospectus have the same meaning when used in this Supplement.

This Supplement is supplemental to, and should be read in conjunction with, the Prospectus and any other supplements to the Prospectus issued by the Issuer.

The Issuer and the LLP accept responsibility for the information contained in this Supplement. To the best of the knowledge and belief of each of the Issuer and the LLP (each having taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information.

On 25 July 2007, the Issuer published its consolidated unaudited interim results as at and for the six month period ended 30 June 2007 (the **Interim Results**). A copy of the Interim Results has been filed with the Financial Services Authority and, by virtue of this Supplement, the Interim Results are incorporated in, and form part of, the Prospectus.

Copies of all documents incorporated by reference in the Prospectus can be obtained from the website of the Issuer at www.northernrock.co.uk and from the registered office of the Issuer and the specified office of the Agent in London, as described on pages 9, 255 and 256, respectively, of the Prospectus. In addition, all documents incorporated by reference in the Prospectus will also be available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/*.

The Prospectus and any future prospectuses, supplementary prospectuses, information memoranda and supplements as well as each Final Terms relating to Notes which are either admitted to trading on the London Stock Exchange's Gilt-Edged and Fixed Interest Market or offered in the United Kingdom in circumstances where a prospectus is required to be published under the Prospectus Directive (subject as provided in sub-paragraph (vi) of "General Information – Documents Available" on page 255 of the Prospectus) and any other documents incorporated herein or therein by reference will also be available for viewing on the website of the Regulatory News Service operated by the London Stock Exchange at *http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/*.

To the extent that there is any inconsistency between (a) any statement in this Supplement or any statement incorporated by reference into the Prospectus by this Supplement and (b) any other statement in or incorporated by reference in the Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Supplement, or any other supplements to the Prospectus issued by the Issuer, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Prospectus since the publication of the Prospectus.

Regulatory Announcement

Go to market news section

RECEIVED
2007 OCT 16 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Tender Offer
Released	13:28 26-Jul-07
Number	9297A

RNS Number:9297A
Northern Rock PLC
26 July 2007

NORTHERN ROCK PLC

Not for distribution to any U.S. person or Italian person or Jersey person or to
States or the Republic of Italy or Jersey (see "Offer Restrictions" below).

26 July 2007

RE NORTHERN ROCK PLC INVITATION TO NOTEHOLDERS TO SELL FOR CASH THE £486,000,000
NOTES DUE 2037 (XS0223059568), £27,000,000 CLASS B MORTGAGE BACKED FLOATING RATE
£27,000,000 CLASS C MORTGAGE BACKED FLOATING RATE NOTES DUE 2037 (XS0223061036),
FLOATING RATE NOTES DUE 2037 (XS0223061895) AND £24,000,000 CLASS E MORTGAGE BACK
(XS0223422071) ISSUED BY DOLERITE FUNDING NO.2 PLC

In connection with the above-referenced invitation by Northern Rock plc ("Norther
details of which are contained in the invitation memorandum to Noteholders dated
(the "Invitation Memorandum"), Northern Rock today announces that:

1. As at 3.00p.m. London time on 19 July 2007 (the "Expiration Date") Electronic
Tender and Tabulation Agent in respect of each Class of Offered Notes (and such E
withdrawn) in the amounts as summarised below:

Class of Notes	ISIN	Electronic Offers receiv as at the Expiration Dat in respect of the follow Note face amounts
£486,000,000 Class A Mortgage Backed Floating Rate Notes due 2037	XS0223059568	£467,905,000
£27,000,000 Class B Mortgage Backed Floating Rate Notes due 2037	XS0223060228	£27,000,000
£27,000,000 Class C Mortgage Backed Floating Rate Notes due 2037	XS0223061036	£26,700,000
£36,000,000 Class D Mortgage Backed Floating Rate Notes due 2037	XS0223061895	£36,000,000
£24,000,000 Class E Mortgage Backed Floating Rate Notes due 2037	XS0223422071	£22,500,000

2. At the Meetings of the holders of each Class of Offered Notes which were conv
Meetings given on 28 June 2007 and which were held on 24 July 2007, the Extraordi
each Class of Offered Notes were each passed in the form set out in the Invitatio

3. Accordingly, Northern Rock today announces that it accepts for purchase each
purchase prior to the Expiration Date in the aggregate amounts described above.

(the "Settlement Date") pay the relevant Purchase Price for the Offered Notes as Noteholders who have tendered their Notes need not take any further action.

OFFER CLOSED

Northern Rock will not accept any tenders of Notes received after the Expiration :

REDEMPTION OF NOTES

It is expected that the Issuer will give notice of redemption in respect of each Class of Notes in accordance with Condition 5(D) (Optional Redemption in Full) of the Notes (as amended in accordance with the Extraordinary Resolutions) such that the Notes will be redeemed in full on 20 August 2007.

Capitalised terms used and not otherwise defined in this announcement have the me. Memorandum.

Questions or requests for information in relation to the Offers or the Electronic

Dealer Manager:

MERRILL LYNCH INTERNATIONAL
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ
Telephone: +44 (0) 20 7995 3715
Fax: +44 (0) 20 7995 8582
email: john_cavanagh@ml.com
Attention: John Cavanagh

Requests for information in relation to the offering to sell procedures and the s should be directed to:

Tender And Tabulation Agent:

THE BANK OF NEW YORK
One Canada Square
London
E14 5AL
Telephone: +44 (0)20 7964 8849
Fax: +44 (0)20 7964 2536
email:sarah.x.taylor@bankofny.com
Attention: Sarah Taylor

DISCLAIMER

No offer or invitation to acquire any securities is being made pursuant to this a: nor the Invitation Memorandum constitutes an invitation to participate in the Off to or from any person to or from whom, it is unlawful to make such invitation und offers of Notes pursuant to the Offers will not be accepted from Noteholders in a: is unlawful.

This announcement must be read in conjunction with the Invitation Memorandum whic: in relation to the Offers. This announcement and the Invitation Memorandum contai: be read carefully before any decision is made with respect to the Offers. If any : action it should take, it is recommended to seek its own financial advice, includ consequences, immediately from its stockbroker, bank manager, solicitor, accounta: adviser. Any individual or company whose Notes are held on its behalf by a broker company or other nominee must contact such entity if it wishes to sell any Notes : Issuer, the Dealer Manager or the Tender and Tabulation Agent makes any recommend should sell them to Northern Rock.

The distribution of this announcement and the Invitation Memorandum in certain ju
Persons into whose possession this announcement and/or the Invitation Memorandum
Issuer, the Dealer Manager and the Tender and Tabulation Agent to inform themselv
restrictions.

OFFER RESTRICTIONS

United States

This announcement is not being made, and the Offers have not been made, directly
of the mails, or by any means or instrumentality (including, without limitation:
telephone, e-mail and other forms of electronic transmission) of interstate or fo
a national securities exchange of the United States, and Notes may not be offered
instrumentality or facility from or within the United States. Accordingly, copie
Invitation Memorandum and any related documents have not been, are not being and
mailed, transmitted or sent into or from the United States (including without lim
trustee or agent) and persons receiving this announcement or the Invitation Memor
mail, transmit or send it or any related documents in, into or from the United St
resident of the United States, by any agent, fiduciary or other intermediary acti
principal giving instructions from within the United States, or by any U.S. perso

United Kingdom

This announcement is not being, and the Invitation Memorandum has not been, distr
to, the general public in the United Kingdom. Rather, the communication of this
Memorandum as a financial promotion is only being made by Northern Rock, or the D
at: (a) persons outside the United Kingdom; (b) those persons falling within the
(contained in Article 19(5) of the Financial Services and Markets Act 2000 (Finan
"Order")) or within Article 43 of the Order, or other persons to whom it may lawf
with the Order; or (c) any person to whom it may otherwise lawfully be made (such
persons").

Italy

This announcement is not being made, and the Offers were not made, in the Republi
Offers and the Invitation Memorandum have not been submitted to the clearance pro
per le Societa e la Borsa (CONSOB) pursuant to Italian laws and regulations. Acc
Offers are not made or made available to Noteholders who are Italian residents an
of Italy and they may not submit offers to sell Notes in respect of any announcem
to sell received from or on behalf of such Noteholders are ineffective and void.
Invitation Memorandum nor any other solicitation material relating to the Offers
made available in the Republic of Italy.

Jersey

This announcement is not being made, and the Offers were not made, in Jersey. Ap
consent has not been granted by the Jersey Financial Services Commission to circu
the Offers. Accordingly, this announcement and the Offers are not made or made a
resident in Jersey and/or persons located in Jersey and such Noteholders may not
of any announcement or Offers and, as such, any offers to sell received from or o
ineffective and void. Neither this announcement nor the Invitation Memorandum no
relating to the Offers or the Notes may be distributed or made available in Jerse

Belgium

This announcement and the Offers do not constitute a public offering in Belgium.
not be advertised and the Notes may not be offered or sold, and the Invitation Me
material relating to the Notes may not be distributed, directly or indirectly, to

(i) qualified investors as defined in article 10 of the Act of 16 Jun
investment instruments and the admission of investment instruments to trading on
(ii) other investors in circumstances which do not require the publica
information circular, brochure or similar document pursuant to article 3 of the A

of investment instruments and the admission of investment instruments to trading

This announcement and the Offers have not been, and will not be, notified to, and other offering material relating to the Notes has not been, and will not be, appr and Insurance Commission (Commission bancaire, financiere et des assurances/Commi Assurantiewezen).

France

This announcement is not being made, and the Offers were not made, in the Republi Offers and the Invitation Memorandum have not been and will not be submitted to t "Autorite des Marches Financiers". Accordingly, this announcement and the Offers available to Noteholders who are located in France or who are not professional in Neither this announcement nor the Invitation Memorandum nor any other solicitatio the Notes may be distributed or made available in the Republic of France except a law.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Free annual report

northern rock

Company	Northern Rock PLC
TIDM	NRK
Headline	Tender Offer
Released	11:53 09-Jul-07
Number	8916Z

RNS Number:8916Z
Northern Rock PLC
09 July 2007

Northern Rock plc

Released: 9 July 2007

Not for distribution to any U.S. person or Italian person or Jersey person or to · States or the Republic of Italy or Jersey (see "Offer Restrictions" below).

9 July 2007

RE NORTHERN ROCK PLC INVITATION TO NOTEHOLDERS TO SELL FOR CASH THE £486,000,000 NOTES DUE 2037 (XS0223059568), £27,000,000 CLASS B MORTGAGE BACKED FLOATING RATE : £27,000,000 CLASS C MORTGAGE BACKED FLOATING RATE NOTES DUE 2037 (XS0223061036), FLOATING RATE NOTES DUE 2037 (XS0223061895) AND £24,000,000 CLASS E MORTGAGE BACK (XS0223422071) ISSUED BY DOLERITE FUNDING NO.2 PLC

In connection with the above-referenced invitation by Northern Rock plc ("Norther. details of which are contained in the invitation memorandum to Noteholders dated (the "Invitation Memorandum"), Northern Rock today announces that as at 3.00 p.m. "Early Offer Deadline"):

1. Electronic Offers have been received by the Tender and Tabulation Agent in res the amounts as summarised below;

Class of Notes	ISIN	Electronic Offers received as at the Early Offer Dead in respect of the followin Note face amounts
£486,000,000 Class A Mortgage Backed Floating Rate Notes due 2037	XS0223059568	£467,495,000
£27,000,000 Class B Mortgage Backed Floating Rate Notes due 2037	XS0223060228	£27,000,000
£27,000,000 Class C Mortgage Backed Floating Rate Notes due 2037	XS0223061036	£26,700,000
£36,000,000 Class D Mortgage Backed Floating Rate Notes due 2037	XS0223061895	£34,000,000
£24,000,000 Class E Mortgage	XS0223422071	£21,000,000

Backed Floating Rate Notes due 2037

2. Electronic Offers have been received by the Tender and Tabulation Agent in res an amount sufficient to enable a quorum to be present at each Meeting of the hold which has been convened by the Issuer by Notice of Meetings given on 28 June 2007

Capitalised terms used and not otherwise defined in this announcement have the me Memorandum.

OFFERS REMAIN OPEN

Noteholders who have not yet tendered their Notes are reminded that they still ha July 2007 (the "Expiration Date") to communicate an offer to sell at the Purchase submitting an Electronic Order. Noteholders who have already tendered their Note take any further action.

PRICE

Subject to the terms and conditions set out in the Invitation Memorandum, Norther Offered Notes at the Purchase Price (as set out below) plus accrued and unpaid in excluding) the Settlement Date. The Purchase Price will only be paid for Notes v prior to the Expiration Date and not withdrawn, subject to the terms and conditio Memorandum.

Class of Notes	ISIN
£486,000,000 Class A Mortgage Backed Floating Rate Notes due 2037	XS022305956
£27,000,000 Class B Mortgage Backed Floating Rate Notes due 2037	XS022306022
£27,000,000 Class C Mortgage Backed Floating Rate Notes due 2037	XS022306103
£36,000,000 Class D Mortgage Backed Floating Rate Notes due 2037	XS022306189
£24,000,000 Class E Mortgage Backed Floating Rate Notes due 2037	XS022342207

Questions or requests for information in relation to the Offers or the Electronic

Dealer Manager:

MERRILL LYNCH INTERNATIONAL
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ
Telephone: +44 (0) 20 7995 3715
Fax: +44 (0) 20 7995 8582
email: john_cavanagh@ml.com
Attention: John Cavanagh

Requests for information in relation to the offering to sell procedures and the s should be directed to:

Tender And Tabulation Agent:

THE BANK OF NEW YORK
One Canada Square
London
E14 5AL
Telephone: +44 (0)20 7964 8849
Fax: +44 (0)20 7964 2536
email:sarah.x.taylor@bankofny.com
Attention: Sarah Taylor

DISCLAIMER

No offer or invitation to acquire any securities is being made pursuant to this a: nor the Invitation Memorandum constitutes an invitation to participate in the Off to or from any person to or from whom, it is unlawful to make such invitation und offers of Notes pursuant to the Offers will not be accepted from Noteholders in a: is unlawful.

This announcement must be read in conjunction with the Invitation Memorandum whic: in relation to the Offers. This announcement and the Invitation Memorandum contai: be read carefully before any decision is made with respect to the Offers. If any : action it should take, it is recommended to seek its own financial advice, includ consequences, immediately from its stockbroker, bank manager, solicitor, accounta: adviser. Any individual or company whose Notes are held on its behalf by a broker company or other nominee must contact such entity if it wishes to sell any Notes : Issuer, the Dealer Manager or the Tender and Tabulation Agent makes any recommend should sell them to Northern Rock.

The distribution of this announcement and the Invitation Memorandum in certain ju Persons into whose possession this announcement and/or the Invitation Memorandum Issuer, the Dealer Manager and the Tender and Tabulation Agent to inform themselv restrictions.

OFFER RESTRICTIONS

United States

This announcement and the Offers are not being made, directly or indirectly, in o any means or instrumentality (including, without limitation: facsimile transmissi forms of electronic transmission) of interstate or foreign commerce, or of any fa exchange of the United States, and Notes may not be offered for sale by any such facility from or within the United States. Accordingly, copies of this announcem any related documents are not being and must not be distributed, forwarded, maile the United States (including without limitation by any custodian, nominee, truste announcement or the Invitation Memorandum must not distribute, forward, mail, tra: documents in, into or from the United States. Offers to sell made by a resident fiduciary or other intermediary acting on a non-discretionary basis for a princip United States, or by any U.S. person, will not be accepted.

United Kingdom

This announcement and the Invitation Memorandum are not being distributed to, and public in the United Kingdom. Rather, the communication of this announcement or financial promotion is only being made by Northern Rock, or the Dealer Manager to outside the United Kingdom; (b) those persons falling within the definition of In Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion Article 43 of the Order, or other persons to whom it may lawfully be communicated any person to whom it may otherwise lawfully be made (such persons together being

Italy

This announcement and the Offers are not being made in the Republic of Italy. Th Invitation Memorandum have not been submitted to the clearance procedure of the C la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, this an or made available to Noteholders who are Italian residents and/or persons located not submit offers to sell Notes in respect of any announcement or Offers and, as or on behalf of such Noteholders shall be ineffective and void. Neither this ann Memorandum nor any other solicitation material relating to the Offers or the Note in the Republic of Italy.

Jersey

This announcement and the Offers are not being made in Jersey. Application has n been granted by the Jersey Financial Services Commission to circulate in Jersey t: Accordingly, this announcement and the Offers are not made or made available to N

and/or persons located in Jersey and such Noteholders may not submit Offers to se
announcement or Offers and, as such, any offers to sell received from or on behal
ineffective and void. Neither this announcement nor the Invitation Memorandum no
relating to the Offers or the Notes may be distributed or made available in Jerse

Belgium

This announcement and the Offers do not constitute a public offering in Belgium. '
not be advertised and the Notes may not be offered or sold, and the Invitation Mei
material relating to the Notes may not be distributed, directly or indirectly, to

(i) qualified investors as defined in article 10 of the Act of 16 June 2006 on investment instruments and the admission of investment instruments to trad

(ii) other investors in circumstances which do not require the publication by N information circular, brochure or similar document pursuant to article 3 o offerings of investment instruments and the admission of investment instrui

This announcement and the Offers have not been and will not be notified to, and t
offering material relating to the Notes has not been and will not be approved by,
Insurance Commission (Commission bancaire, financiere et des assurances/Commissie
Assurantiewezen).

France

This announcement and the Offers are not being made in the Republic of France. Th
Invitation Memorandum have not been and will not be submitted to the clearance pr
Financiers". Accordingly, this announcement and the Offers are not made and will
who are located in France or who are not professional investors ("investisseurs q
nor the Invitation Memorandum nor any other solicitation material relating to the
distributed or made available in the Republic of France except as may otherwise b

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2007 London Stock Exchange plc. All rights reserved

82-
RECEIVED
2007 OCT 16 A 11:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NORTHERN ROCK PLC

DOCUMENTATION FILED WITH COMPANIES HOUSE

2007

(JULY TO SEPTEMBER)

NORTHERN ROCK PLC

DOCUMENTATION FILED WITH COMPANIES HOUSE
2007
(JULY TO SEPTEMBER)

RECEIVED
2007 OCT 16 A 11:21

Documents Filed with Companies House		Date Distributed	Required Distribution Date	Source of Requirement
1.	Form 288a Appointment of Director/Secretary Form 288b Terminating Appointment of Director or Secretary Form 288c Change of Particulars for Director or Secretary		14 days from occurrence	CA85 S.288
2.	Annual Accounts including Directors' Remuneration Report		7 months from accounting reference date	CA85 S.242
3.	Ordinary and Special Resolutions		Within 15 days after it was passed or made	CA85 S.380
4.	Form 363s Annual Return		28 Days after return date	CA85 S.363
5.	Form 123 Notice of Increase in Nominal Capital		Within 15 days after passing of resolution	CA85 S.123
6.	Form 88(2) (Revised 2005) Return of Allotment of Shares		Within one month from allotment of shares	CA85 S.88(2)
7.	Form 128(1) Statement of Rights Attached to Allotted Shares		Within one month from allotment of shares	CA85 S.128(1)

Key

"CA" means the Companies Act 1985.

"DR" means the disclosure rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules (effective 1 July, 2005) made by the FSA as competent authority under Part VI of the FSMA.

"SEC" means the US Securities and Exchange Commission.

END